SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
Commission File Number 1-13368
POSCO
POSCO Center
892 Daechi-4-dong
Gangnam-gu
Seoul, Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82–☐

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-12084 on Form
F-3.
Consolidated Financial Statements for the Six Months Ended June 30, 2005
     You should read the selected consolidated financial data below together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2004 and 2005 included in this Current Report on Form 6-K. Results of operations in the first six months of 2005 may not be indicative of results of operations for the remainder of 2005 and the full year 2005. For instance, in September 2005, we reduced domestic prices on 11 steel products, including hot-rolled and cold-rolled products, in response to the general decline in global steel prices, primarily attributable to an increased supply from Chinese producers. We anticipate this reduction in domestic steel prices will adversely affect our margins and results of operations for the fourth quarter of 2005.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 32 of Notes to Consolidated Financial Statements included herein for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.
     Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the six months ended June 30,
	2004		2005
	(in billions of Won,
	except per share data)
	(unaudited)
INCOME STATEMENT DATA

Korean GAAP
Sales(1)	~~W~~	10,835	~~W~~	13,180
Cost of goods sold(2)		7,966		8,928
Selling and administrative expenses		566		660
Operating income		2,303		3,592
Interest and dividend income		81		104
Interest expense		106		84
Foreign currency transactions and translation gains, net		78		99
Donations(3)		83		92
Income tax expense		674		1,050
Net income		1,633		2,582
Earnings per share(4)		20,237		32,478
Dividends per share(5)		1,500		2,000

U.S. GAAP(6)
Operating income		2,296		3,565
Net income		1,249		2,595
Basic and diluted earnings per share		15,480		32,639

	As of December 31,		As of June 30,
	2004		2005
	(in billions of Won)
	(unaudited)
BALANCE SHEET DATA

Korean GAAP
Working capital(7)	~~W~~	5,493	~~W~~	6,191
Property, plant and equipment, net(8)		10,440		11,038
Total assets(8)		24,129		25,781
Long-term debt(9)(10)(11)		2,051		1,638
Total shareholders’ equity(8)		16,386		18,157

U.S. GAAP(6)
Property, plant and equipment, net	~~W~~	10,541	~~W~~	11,174
Total assets		24,279		25,795
Total shareholders’ equity		16,208		17,793

(1)	Includes sales by our consolidated sales subsidiaries of steel products purchased by such subsidiaries from third parties, including trading companies to which we sell steel products.

(2)	Includes purchases of steel products by our consolidated subsidiaries from third parties, including trading companies to which we sell steel products.

(3)	Includes donations to educational foundations supporting basic science and technology research. See Note 24 of Notes to Consolidated Financial Statements.

(4)	Earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period. Weighted average number of shares outstanding for the six months ended June 30, 2004 and 2005 was 80,707,945 shares and 79,511,560 shares, respectively. See Note 26 of Notes to Consolidated Financial Statements.

(5)	Dividends per share for the six months ended June 30, 2004, translated into U.S. Dollars at the rate of Won 1,156.0 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on June 30, 2004, was equal to US$1.30. Dividends per share for the six months ended June 30, 2005, translated into U.S. Dollars at the rate of Won 1,034.5 to US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Won in effect on June 30, 2005, was equal to US$1.93.

(6)	A description of the material difference between Korean GAAP and U.S. GAAP, as well as the reconciliation to U.S. GAAP, are discussed in detail in Note 32 of Notes to Consolidated Financial Statements.

(7)	“Working capital” means current assets minus current liabilities.

(8)	Reflects revaluations of assets permitted under Korean law.

(9)	Net of current portion and discount on debentures issued.

(10)	For information regarding swap transactions entered into by us, see Note 22 of Notes to Consolidated Financial Statements.

(11)	Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date and resulting translation gains and losses are recognized in current operations. See Notes 2 and 27 of Notes to Consolidated Financial Statements.

Operating Results
     Our sales for the six months ended June 30, 2005 increased by 21.6% to Won 13,180 billion from Won 10,835 billion for the six months ended June 30, 2004, reflecting an increase of 23.3% in the average unit sales price per ton of our steel products, which more than offset a 2.6% decrease in the sales volume of our steel products.
     The table below sets out our sales revenues by major steel product categories for the periods indicated. The sales revenues in the table below represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of those entities. They include sales by our consolidated sales subsidiaries of steel products purchased by these subsidiaries from third parties, including trading companies to which we sell steel products.

	Six months ended June 30,
	2004		2005
	Billions of		Billions of
Steel Products	Won	%	Won	%
Hot rolled products	2,384	24.0	2,938	24.6
Plates	896	9.0	978	8.2
Wire rods	607	6.1	825	6.9
Cold rolled products	3,004	30.2	3,850	32.3
Silicon steel sheets	253	2.6	351	2.9
Stainless steel products	2,370	23.9	2,438	20.4
Others	421	4.2	544	4.6

Total	9,934	100.0	11,925	100.0

     Set forth below is our discussion of unit sales prices and sales volumes of our steel products, which affected our sales revenues.
     The table below sets out the average unit sales prices for our semi-finished and finished steel products for the periods indicated.

	Six months ended June 30,
Product	2004		2005
	(in thousands of Won per ton)
Hot rolled products	~~W~~	444.3	~~W~~	581.8
Plates		534.8		686.9
Wire rods		486.6		649.8
Cold rolled products		560.4		730.9
Silicon steel sheets		704.0		900.5
Stainless steel products		2,320.6		2,261.3
Others		452.4		513.5

Average (1)		622.5		767.4

(1)	“Average” prices are based on the weighted average, by sales volume, of our sales for the listed products.
     Unit sales price for all of our principal product lines other than stainless steel products increased for the six months ended June 30, 2005 and the weighted average unit price for our products increased by 23.3% in the first half of 2005 compared to the first half of 2004. For the six months ended June 30, 2005, unit sales price of wire rods, which accounted for 8.2% of total sales volume of steel products, increased by 33.5%; unit sales price of hot rolled products, which accounted for 32.5% of total sales volume of steel products, increased by 30.9%; unit sales price of cold rolled products, which accounted for 33.9% of total sales volume of steel products, increased by 30.4%; unit sales price of plates, which accounted for 9.2% of total sales volume of steel products, increased by 28.4%; and unit sales price of silicon steel sheets, which accounted for 2.5% of total sales volume of steel products, increased by 27.9%. On the other hand, for the six months ended June 30, 2005, unit sales price of stainless steel products, which accounted for 6.9% of total sales volume of steel products, decreased by 2.6%.
     Export prices in Dollar terms increased in the first half of 2004, primarily as a result of the general recovery of the global economy as well as continued increases in transportation costs and prices of raw materials. Export prices in Dollar terms stabilized in the first half of 2005.
     The table below sets out our sales volume by major steel product categories for the periods indicated. The sales volumes in the table below represent the steel product sales of our consolidated entities which are steel-related companies but do not include the non-steel product sales of those entities. They include sales by our consolidated sales subsidiaries of steel products purchased by those subsidiaries from third parties, including trading companies to which we sell steel products.

	Six months ended June 30,
	2004		2005
	Thousands		Thousands
Steel Products	of tons	%	of tons	%
Hot rolled products	5,365	33.6	5,050	32.5
Plates	1,675	10.5	1,424	9.2
Wire rods	1,248	7.8	1,269	8.2
Cold rolled products	5,360	33.6	5,267	33.9
Silicon steel sheets	360	2.3	390	2.5
Stainless steel products	1,021	6.4	1,078	6.9
Others	930	5.8	1,060	6.8

Total	15,959	100.0	15,539	100.0

     Sales volume of silicon steel sheets, which accounted for 2.5% of total sales volume of steel products, showed the greatest increase among our major steel product categories with an increase of 8.3% for the six months ended June 30, 2005 over the corresponding period in 2004. Sales volume of stainless steel products, accounting for 6.9% of total sales volume of steel products, increased by 5.6% and sales volume of wire rods, accounting for 8.2% of total sales volume of steel products, increased by 1.7%. On the other hand, sales volume of plates, accounting for 9.2% of total sales volume of steel products, represented the largest decline among our product categories with a decrease of 15.0%. Sales volume of hot rolled products, which accounted for 32.5% of total sales volume of steel products, decreased by 5.9% and sales volume of cold rolled products, which represented our largest product category in terms of sales volume, accounting for 33.9% of total sales volume of steel products, decreased by 1.7%. The decline in aggregate sales volume of steel products was primarily attributable to rationalization of certain production facilities in the first half of 2005, which resulted in reduced output of finished products during this period compared with the first half of 2004.
     The table below sets forth our sales, including non-steel sales, by geographic location for the periods indicated.

	Six months ended June 30,
Region	2004		2005
	(in billions of Won)
Korea	~~W~~	7,477	~~W~~	9,245
Total exports		3,358		3,935
China		1,532		1,600
Asia (excluding Japan and China)/Middle East		640		781
Japan		557		700
North America		220		246
Europe		49		24
Other		359		583

Total		10,835		13,180

     The table below sets forth our sales volume of steel products, by geographic location, for the periods indicated.

	Six months ended June 30,
Region	2004	2005
	(in thousands of tons)
Korea	11,469	11,563
Total exports	4,489	3,976
China	1,560	1,423
Asia (excluding Japan and China)/Middle East	785	797
Japan	874	902
North America	351	329
Europe	56	16
Other	863	509

Total	15,959	15,539

     The above tables include sales by our consolidated sales subsidiaries of steel products purchased by those subsidiaries from third parties, including trading companies to which we sell steel products.
     Our domestic sales for the six months ended June 30, 2005 increased by 23.6% in terms of total sales revenues and 0.8% in terms of sales volume of steel products compared to the corresponding period in 2004. For the six months ended June 30, 2005, our domestic sales accounted for approximately 74.4% of our total sales volume of steel products, compared to 71.9% for the six months ended June 30, 2004. The increase in domestic sales revenues in the first half of 2005 compared to the first half of 2004 was attributable primarily to an increase in the price of steel products sold in Korea and, to a lesser extent, on an increase in domestic sales volume of steel products.
     Our export sales for the six months ended June 30, 2005 increased by 17.2% in terms of total sales revenues and decreased by 11.4% in terms of sales volume of steel products compared to the six months ended June 30, 2004. Exports as a percentage of total sales volume of steel products decreased to 25.6% of such sales volume for the six months ended June 30, 2005 compared to 28.1% for the corresponding period in 2004. The increase in export sales in terms of total sales revenues in the first half of 2005 compared to the first half of 2004 was primarily attributable to an increase in the price of steel products sold abroad, which more than offset the overall decrease in export sales volume of steel products.
     Gross profit for the six months ended June 30, 2005 increased by 48.2% to Won 4,252 billion from Won 2,868 billion for the six months ended June 30, 2004. Gross margin for the six months ended June 30, 2005 increased to 32.3% from 26.5% for the six months ended June 30, 2004. The increase in gross margin reflected the 21.6% increase in sales, which outpaced a 12.1% increase in cost of goods sold for the six months ended June 30, 2005, to Won 8,928 billion from Won 7,966 billion for the corresponding period in 2004. The cost of goods sold rose primarily due to increases in both volume and price of raw materials purchased, as well as an increase in labor expenses resulting from higher performance bonuses. Raw materials costs for the six months ended June 30, 2005 increased primarily as a result of a general increase in the unit costs of coal, iron ore, nickel and scrap metal, as well as an increase in our production of crude steel to 15.0 million tons for the six months ended June 30, 2005 compared to 14.8 million tons for the six months ended June 30, 2004. The average price of coal per ton (including all associated costs such as customs duties and transportation costs) increased from $63.30 for the six months ended June 30, 2004 to $85.40 for the six months ended June 30, 2005. The average price of iron ore per ton (including all associated costs such as customs duties and transportation costs) increased from $21.50 for the six months ended June 30, 2004 to $27.90 for the six months ended June 30, 2005.
     Operating income for the six months ended June 30, 2005 increased by 56.0% to Won 3,592 billion compared to Won 2,303 billion for the corresponding period in 2004. Operating margin for the six months ended June 30, 2005 increased to 27.3% from 21.3% for the six months ended June 30, 2004, reflecting the 48.2% increase in gross profit, which outpaced a 16.7% increase in selling and administrative expenses for the six months ended June 30, 2005 to Won 660 billion from Won 566 billion for the corresponding period in 2004. The increase in selling and administrative expenses resulted principally from increases in fees and charges and provision for doubtful accounts. Our fees and charges for the six months ended June 30, 2005 increased by 79.3% to Won 56 billion from Won 31 billion for the six months ended June 30, 2004, primarily as a result of fees and charges incurred in connection with the outsourcing of certain peripheral administrative functions. Our provision for doubtful accounts for the six months ended June 30, 2005 increased more than five-fold to Won 27 billion from Won 4 billion for the six months ended June 30, 2004, primarily as a result of a slowdown in the construction industry and an increase in reserve for doubtful receivables of POSCO Engineering & Construction Co., Ltd.
     Our net income for the six months ended June 30, 2005 increased by 58.1% to Won 2,582 billion from Won 1,633 billion for the corresponding period in 2004. Net income increased primarily as a result of the increase in operating income, as well as increases in earnings of equity method investees, interest and dividend income, net gain on foreign currency transactions and translations and a decrease in interest expense. Earnings of equity method investees increased more than seven-fold during the six months ended June 30, 2005 to Won 27 billion from Won 3 billion for the six months ended June 30, 2004, principally as a result of earnings from KOBRASCO and USS-POSCO Industries. Interest and dividend income rose by 28.5% for the six months ended June 30, 2005 to Won 104 billion from Won 81 billion for the six months ended June 30, 2004, primarily as a result of higher interest income due to increased bank deposits, as well as higher dividends declared on certain of our equity holdings. We also recorded net gain on foreign currency transactions and translations of Won 99 billion in the first half of 2005 compared to net gain of Won 78 billion for the corresponding period in 2004. Interest expense for the six months ended June 30, 2005 decreased by 21.0% to Won 84 billion from Won 106 billion for the six months ended June 30, 2004, primarily due to a reduction in the average balance of our debt.
     Our effective tax rate in the first half of 2005 was 28.8% compared to 29.0% in the corresponding period in 2004. Commencing January 1, 2005, the statutory tax rate applicable to us decreased to 27.5% from 29.7%. See Note 25 of Notes to Consolidated Financial Statements.
     The following table sets forth the summary of our cash flows for the periods indicated:

	Six months ended June 30,
	2004		2005
	(in billions of Won)
Net cash provided by operating activities	~~W~~	1,864	~~W~~	2,366
Net cash used in investing activities		768		1,212
Net cash used in financing activities		744		1,026
Cash and cash equivalents at beginning of period		594		482
Cash and cash equivalents at end of period		938		640
Net increase (decrease) in cash and cash equivalents		344		158
Capital Requirements
     Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and payments of long-term debt. Net cash used for investing activities for the six months ended June 30, 2004 and 2005 were Won 768 billion and Won 1,212 billion, respectively. These amounts included purchases of property, plant and equipment of Won 871 billion for the six months ended June 30, 2004 and Won 1,382 billion for the six months ended June 30, 2005. We recorded net acquisition of trading securities of Won 167 billion for the six months ended June 30, 2004 and net disposition of trading securities of Won 216 billion for the six months ended June 30, 2005. We recorded net acquisition of available-for-sale securities of Won 49 billion for the six months ended June 30, 2004 and Won 72 billion for the six months ended June 30, 2005. We also recorded net disposition of short-term financial instruments of Won 222 billion for the six months ended June 30, 2004 and Won 98 billion for the six months ended June 30, 2005. In our financing activities, for the six months ended June 30, 2004 and 2005, we used cash of Won 620 billion and Won 609 billion, respectively, for principal repayments of outstanding long-term debt. We used Won 357 billion for the repurchase of our shares from the market as treasury stock in the six months ended June 30, 2005. We did not make any such share repurchases in the six months ended June 30, 2004.
     We anticipate that capital expenditures and repayments of outstanding debt will represent the most significant uses of funds for the next several years. From time to time, we may also require capital for investments involving acquisitions and strategic relationships. Our total capital expenditures are estimated to be approximately Won 2,060 billion in the second half of 2005, which we intend to use to maintain our competitive strengths, develop higher margin, higher value-added products and increase our production capacity. We retain the ability to reduce or suspend our planned capital expenditures. However, our failure to undertake planned expenditures on steel-producing facilities could adversely affect the modernization of our production facilities and our ability to produce more higher value-added products.
     In addition to our funding requirements relating to our capital investment program, payments of the principal of and interest on indebtedness will require considerable resources. Principal repayment obligations with respect to long-term debt outstanding as of June 30, 2005 are Won 808 billion in the year ended June 30, 2007, Won 94 billion in the year ended June 30, 2008, Won 619 billion in the year ended June 30, 2009 and Won 23 billion in the year ended June 30, 2010. Long-term debt maturing after June 30, 2010 is Won 99 billion. In addition, as of June 30, 2005, we had short-term borrowings of Won 956 billion and current portion of long term debt of Won 974 billion. We expect to repay these obligations primarily through cash provided by operations and additional borrowings.
     We paid dividends on common stock in the amounts of Won 406 billion in the six months ended June 30, 2004 and Won 523 billion in the six months ended June 30, 2005.
     The following table sets forth the amount of long-term debt, capital lease and operating lease obligations as of June 30, 2005.

	Payments due by period
			Less than			4 to 5	After
Contractual Obligations	Total		1 year	1 to 3 years		years	5 years
			(in billions of Won)
Long-term debt obligations	2,616		974	1,520		122	—
Capital lease obligations	5		4	1		—	—
Operating leases obligations	11		5	6		—	—
Purchase obligations		(a)	(a)		(a)	(a)	(a)
Other long-term liabilities	—		—	—		—	—
Total	2,633		983	1,528		122	—

(a)	Our purchase obligations include long-term contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of June 30, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term contracts.

Capital Resources
     We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through long-term and short-term debt. We do not depend on the use of off-balance sheet financing arrangements.
     Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net income before depreciation and amortization were Won 2,428 billion for the six months ended June 30, 2004 and Won 3,409 billion for the six months ended June 30, 2005. Cash proceeds from long-term debt were Won 259 billion for the six months ended June 30, 2004 and Won 229 billion for the six months ended June 30, 2005. Total long-term debt, including current portion but excluding discount on debentures issued, was Won 3,104 billion as of December 31, 2004 and Won 2,615 billion as of June 30, 2005.
     We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings.
     Our total shareholders’ equity increased to Won 18,157 billion at June 30, 2005 from Won 16,386 billion at December 31, 2004. This growth is attributable primarily to an increase in retained earnings.
Liquidity
     Our liquidity is affected by exchange rate fluctuations. Approximately 30.2% of our sales in 2004 and 32.0% of our sales in the six months ended June 30, 2005 were denominated in foreign currencies, of which approximately two-thirds were denominated in Dollars and one-third in Yen and which were derived almost entirely from export sales. As of June 30, 2005, approximately 55.0% of our long-term debt (excluding discounts on debentures issued and including current portion) was denominated in foreign currencies, principally in Dollars and Yen. We have incurred foreign currency debt in the past principally due to the limited availability and cost of Won-denominated financing in the Republic, which had historically been higher than for Dollar or Yen-denominated financings.
     Our liquidity is also affected by our construction expenditures and raw materials purchases. Cash used for purchases of property, plant and equipment was Won 871 billion for the six months ended June 30, 2004 and Won 1,382 billion for the six months ended June 30, 2005. We have entered into several long-term contracts to purchase iron ore, coal and other raw materials. The long-term contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of June 30, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term contracts. We may face unanticipated increases in capital expenditures and raw materials purchases. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources which are sufficient for our unanticipated needs.
     We had a working capital (current assets minus current liabilities) surplus of Won 5,493 billion as of December 31, 2004 and Won 6,191 billion as of June 30, 2005. As of June 30, 2005, we had unused credit lines of approximately Won 1,008 billion out of total available credit lines of Won 1,521 billion. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.
     The following table sets forth the summary of our significant current assets for the periods indicated:

	As of		As of
	December 31,		June 30,
	2004		2005
	(in billions of Won)
Cash and cash equivalents, net of government grants	~~W~~	480	~~W~~	638
Short-term financial instruments		647		566
Trading securities		2,690		2,577
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount		3,094		3,228
Inventories		3,066		3,865
     Inventories increased by 26.1% as of June 30, 2005 to Won 3,865 billion from Won 3,066 billion, primarily as a result of increases in prices of raw materials, as well as increases in prices of semi-finished and finished steel products.
     Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months.
     The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of		As of
	December 31,		June 30,
	2004		2005
	(in billions of Won)
Trade accounts and notes payable	~~W~~	1,082	~~W~~	1,249
Short-term borrowings		658		956
Income tax payable		1,087		982
Current portion of long-term debts, net of discount on debentures issued		1,047		974

     In January 2000, we reduced our period for payment of accounts receivable for all customers from a range of 70 days to 80 days to a range of 30 days to 60 days. We do not believe that these changes in the credit terms for our customers have had or will have a material effect on our cash flows.
     Capital Expenditures and Capacity Expansion
     Our capital expenditures for the six months ended June 30, 2004 and 2005 amounted to Won 871 billion and Won 1,382 billion, respectively.
     Our current capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products and improvements in the efficiency of older facilities in order to reduce operating costs. Our total capital expenditures are estimated to be approximately Won 2,060 billion in the second half of 2005. The following table sets out the major items of our capital expenditures currently in progress:

			Estimated
		Total	remaining cost of
	Expected	cost of	completion as of
Project	completion date	project	June 30, 2005
	(in billions of Won)
Pohang Works:

Construction of FINEX demonstration plant	December 2006	553	429
Extension of coke plant	September 2007	300	283
Rationalization of silicon steel mill (level 2)	March 2007	300	267
Second relining of no. 3 blast furnace	May 2006	264	249
Replacement of no. 2 hot rolled mill	June 2006	252	219
Replacement of no. 2 plate mill	November 2005	210	16
Installation of rolling equipment at no. 2 hot rolled mill	June 2006	154	145

Gwangyang Works:

Installation of no. 6 continuous galvanizing line	June 2006	190	126
Production Capacity
     The following table sets out the capacity utilization rates for our major production facilities, Pohang Works and Gwangyang Works, for the six months ended June 30, 2005.

	Pohang	Gwangyang
	Works	Works
	(in millions of tons,
	except percentages)
Crude steel and stainless steel production capacity	6.65	8.35
Actual crude steel and stainless steel output	6.60	8.39
Capacity utilization rate (1)	99.2%	100.5%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Significant Changes in Korean GAAP
     In March 2005, the Korean Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 18, “Interests in Joint Ventures”. This statement sets forth the definition of joint venture, which requires an investor to recognize assets, liabilities, revenue and expenses related to its investment in a joint venture. Under SKFAS No. 18, joint ventures may be classified into one of the following categories: joint venture business, joint venture assets or joint venture corporation. An investor should apply SKFAS No. 15, “Investments in Associates” in connection with investments categorized as joint venture corporation. This standard will be effective for joint ventures beginning on or after December 31, 2005. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.
     In March 2005, the KASB issued SKFAS No. 19, “Lease Accounting”, which supersedes the pre-KASB standard of “Accounting Standards for Lease Industry”. Under SKFAS No. 19, lease transactions in which the risks and benefits of ownership are de facto transferred to the lessee should be classified as finance leases; all other lease transactions should be classified as operating leases. In this connection, real estate leases should also be classified as either finance leases or operating leases according to the same criteria used to classify other property leases into such categories. This standard will be effective for lease transactions beginning on or after December 31, 2005. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.
U.S. GAAP Reconciliation
     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. For a discussion of the significant differences between Korean GAAP and U.S. GAAP, see Note 32 of Notes to Consolidated Financial Statements.
     We recorded net income under U.S. GAAP of Won 2,595 billion for the six months ended June 30, 2005 compared to net income of Won 1,249 billion for the six months ended June 30, 2004. Our net income under U.S. GAAP of Won 1,249 billion for the first six months of 2004 was 23.5% lower than our net income under Korean GAAP of Won 1,633 billion. Our net income under U.S. GAAP of Won 2,595 billion for the first six months of 2005 was 0.5% higher than our net income under Korean GAAP of Won 2,582 billion. See Note 32(a) of Notes to Consolidated Financial Statements.
Recent Accounting Pronouncements in U.S. GAAP
     In December 2004, the FASB issued SFAS No. 123(R), “Share-based Payment”, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The statement replaces SFAS 123, supersedes Accounting Principles Board (“APB”), Opinion No 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows”. The new statement is effective for public entities in the first fiscal year beginning after June 15, 2005. We do not expect the adoption of this statement to have a significant impact on our results of operations and disclosures.
     In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement to have a significant impact on our results of operations and disclosures.
     In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations”. This interpretation clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”. Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional, thus a liability for the fair value of the conditional asset retirement obligation should be recognized if the fair value of the liability can be reasonably estimated. The uncertainty about the timing and method of settlement should be factored into the measurement of the liability when sufficient information exists. We adopted FIN 47 for the six months ended June 30, 2005. Adoption of FIN 47 did not have a material impact on our results of operations and disclosures.
Market Risks
     We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying liabilities, and to changes in the commodity prices of principal raw materials and the market value of our equity investments. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, which minimizes the risk of credit loss. The activities of our finance division are subject to policies approved by our senior management. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments for hedging purposes. From time to time, we may also enter into derivative financial contracts for trading purposes.
Exchange Rate Risk
     Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in Dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial sum and are mostly denominated in Dollars, relate primarily to imported raw material costs and freight costs. Foreign currency denominated liabilities relate primarily to foreign currency denominated debt. We use, to a limited extent, currency forward contracts to purchase Dollars to reduce our exchange rate exposure. Under currency forward contracts, we typically agree with the other parties to exchange, at the maturity date, a fixed amount denominated in Dollars with an amount denominated in Yen or Won at fixed exchange rate.
     As of June 30, 2005, we had entered into six currency forward contracts, one nickel future contract and one option contract. Our aggregate net valuation loss of such contracts was approximately Won 3 billion and net transaction loss was Won 2 billion for the six months ended June 30, 2005. We may incur further losses under our existing or any other derivative product transactions entered into in the future. See Note 22 of Notes to Consolidated Financial Statements.
Interest Rate Risk
     We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed interest nature. From time to time, we use, to a limited extent, interest rate swaps to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debt. As of June 30, 2005, we did not have any outstanding interest rate swap contracts.
Commodity Price Risk
     We are exposed to market risk of price fluctuations related to the purchase of raw materials, especially iron ore and coal. To ensure adequate supply of raw materials, we enter into long-term supply contracts to purchase iron ore, coal, nickel, chrome, stainless steel scrap and liquefied natural gas. These contracts generally have terms of three to ten years and provide for periodic price adjustments to then-market prices. As of June 30, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under long-term supply contracts. We generally do not use commodity derivatives to manage our commodity price risks. As of June 30, 2005, we had entered into one nickel future contract, which recorded net valuation gain of Won 49 million and net transaction gain of Won 133 million for the six months ended June 30, 2005.
Equity Price Risk
     We are exposed to equity price risk primarily from changes in the stock price of SK Telecom and Nippon Steel Corporation. We currently hold a 4.98% interest in SK Telecom (excluding shares placed as collateral for exchangeable bonds issued in August 2003) and a 2.17% interest in Nippon Steel Corporation. We have not entered into any derivative instruments or any other arrangements to manage our equity price risks.

POSCO
and Subsidiaries
Unaudited Consolidated Financial Statements
As of December 31, 2004 and June 30, 2005 and
for the six months ended June 30, 2004 and 2005

POSCO and Subsidiaries
Unaudited Consolidated Balance Sheets
As of June 30, 2005 and December 31, 2004

					(Note 2)
(in millions of Korean won)	2005		2004		2005
Assets
Current assets
Cash and cash equivalents, net of government grants (Notes 3 and 27)	~~W~~	637,959	~~W~~	480,130	$616,684
Short-term financial instruments (Notes 3, 13 and 27)		565,763		647,228	546,895
Trading securities (Note 4)		2,576,885		2,689,593	2,490,947
Current portion of held-to-maturity securities (Note 7)		11,096		13,769	10,726
Current portion of available-for-sales securities (Note 7)		152,149		141,573	147,075
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 13, 27 and 28)		3,228,393		3,093,511	3,120,728
Other accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 17, 27 and 28)		195,083		163,118	188,577
Inventories (Notes 6, 13 and 29)		3,865,050		3,065,521	3,736,152
Deferred income tax assets (Note 25)		44,343		—	42,864
Other current assets, net of allowance for doubtful accounts (Note 11)		330,453		193,373	319,433

Total current assets		11,607,174		10,487,816	11,220,081
Property, plant and equipment, net (Notes 8, 13, 14 and 29)		11,038,430		10,440,291	10,670,305
Investment securities (Notes 7, 13, 27 and 29)		2,317,822		2,345,076	2,240,524
Intangible assets, net (Notes 9 and 29)		459,032		496,315	443,724
Long-term loans receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27, 28 and 29)		75,846		81,496	73,316
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 5, 27 and 29)		37,554		36,094	36,301
Deferred income tax assets (Notes 25 and 29)		40,459		54,157	39,110
Guarantee deposits (Notes 27 and 29)		50,831		41,424	49,136
Long-term financial instruments (Notes 3, 13, 27 and 29)		19,334		1,706	18,690
Other long-term assets, net of allowance for doubtful accounts and present value discount (Notes 5, 11 and 29)		134,308		144,585	129,828

Total assets	~~W~~	25,780,790	~~W~~	24,128,960	$24,921,015

POSCO and Subsidiaries
Unaudited Consolidated Balance Sheets
As of June 30, 2005 and December 31, 2004

					(Note 2)
(in millions of Korean won)	2005		2004		2005
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 27 and 28)	~~W~~	1,249,456	~~W~~	1,082,299	$1,207,788
Short-term borrowings (Notes 12, 27 and 28)		955,976		657,541	924,095
Current portion of long-term debts, net of discount on debentures issued (Notes 13 and 27)		973,688		1,046,699	941,216
Accrued expenses (Note 27)		345,564		391,900	334,040
Other accounts and notes payable (Notes 27 and 28)		242,609		225,680	234,518
Withholdings (Note 27)		99,498		94,285	96,180
Income tax payable		982,477		1,086,971	949,712
Deferred income tax liabilities (Note 25)		105,575		—	102,054
Other current liabilities (Note 16)		461,362		409,643	445,975

Total current liabilities		5,416,205		4,995,018	5,235,578
Long-term debts, net of current portion and discount on debentures issued (Notes 13, 27 and 28)		1,637,879		2,050,801	1,583,255
Accrued severance benefits, net (Note 15)		308,425		230,367	298,139
Deferred income tax liabilities (Note 25)		114,232		270,641	110,423
Other long-term liabilities (Notes 14, 16 and 21)		146,688		196,077	141,797

Total liabilities		7,623,429		7,742,904	7,369,192

Commitments and contingencies (Note 17)

Shareholders’ equity
Common stock (Note 1)		482,403		482,403	466,315
Capital surplus (Note 18)		3,891,389		3,895,378	3,761,613
Retained earnings (Note 19)		14,903,527		12,851,118	14,406,503
( Net income: ~~W~~2,582,398 million in six months ended June 30, 2005 and ~~W~~3,814,225 million in year ended 2004
Losses in excess of minority interest: ~~W~~20,787 million in six months ended June 30, 2005 and ~~W~~13,205 million in year ended 2004)

Capital adjustments, net (Note 20)		(1,498,340)		(1,150,734)	(1,448,371)

		17,778,979		16,078,165	17,186,060

Minority interest
Common stock		168,429		147,917	162,812
Capital surplus and retained earnings		209,953		159,974	202,951

		378,382		307,891	365,763

Total shareholders’ equity		18,157,361		16,386,056	17,551,823

Total liabilities and shareholders’ equity	~~W~~	25,780,790	~~W~~	24,128,960	$24,921,015

The accompanying notes are an integral part of these consolidated interim financial statements.

POSCO and Subsidiaries
Unaudited Consolidated Statements of Income
For the six months ended June 30, 2005 and 2004

					(Note 2)
(in millions of Korean won, except per share amounts)	2005		2004		2005
Sales (Notes 28 and 29)	~~W~~	13,179,515	~~W~~	10,834,665	$12,739,986
Cost of goods sold (Note 28)		8,927,682		7,966,185	8,629,949

Gross profit		4,251,833		2,868,480	4,110,037
Selling and administrative expenses (Note 23)		659,970		565,596	637,961

Operating income		3,591,863		2,302,884	3,472,076

Non-operating income
Interest and dividend income (Note 28)		104,477		81,296	100,993
Gain on foreign currency transactions		54,573		57,465	52,753
Gain on foreign currency translation		85,005		86,589	82,170
Gain on valuation of trading securities		18,434		7,738	17,819
Gain on disposal of trading securities		24,784		16,757	23,957
Gain on disposal of property, plant and equipment		12,085		4,377	11,682
Gain on valuation of derivatives (Note 22)		880		5,210	850
Gain on derivative transactions (Note 22)		1,381		8,744	1,335
Earnings of equity method investees (Note 7)		27,490		3,294	26,573
Gain on recovery of allowance for doubtful accounts		4,977		2,389	4,811
Gain on disposal of investments		1,231		2,912	1,190
Others		77,177		75,983	74,604

		412,494		352,754	398,737

Non-operating expenses
Interest expense (Note 28)		83,682		105,891	80,891
Other bad debt expense		14,869		4,445	14,373
Loss on foreign currency transactions		32,533		61,083	31,448
Loss on foreign currency translation		7,884		5,232	7,621
Donations (Note 24)		92,136		83,019	89,063
Loss on valuation of trading securities		229		—	221
Loss on disposal of trading securities		7		617	6
Loss on disposal of property, plant and equipment		22,218		12,129	21,477
Loss on valuation of derivatives (Note 22)		4,275		402	4,133
Loss on derivative transactions (Note 22)		3,404		7,318	3,290
Losses of equity method investees (Note 7)		1,970		12,936	1,904
Loss on impairment of investments		82		5,929	79
Others		90,979		35,610	87,947

		354,268		334,611	342,453

Net income before income tax expense and minority interest		3,650,089		2,321,027	3,528,360
Income tax expense (Note 25)		1,050,348		674,113	1,015,319

Net income before minority interest		2,599,741		1,646,914	2,513,041
Minority interest in income of consolidated subsidiaries		(17,343)		(13,619)	(16,765)

Net income	~~W~~	2,582,398	~~W~~	1,633,295	$2,496,276

Basic and diluted earnings per share (Note 26) (in Korean won)	~~W~~	32,478	~~W~~	20,237	$31
The accompanying notes are an integral part of these consolidated interim financial statements.

POSCO and Subsidiaries
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2005 and 2004

	Common Stock			Capital		Retained		Capital		Minority
(in millions of Korean Won)	Shares	Amount		surplus		earnings		adjustments		interest		Total
Balance as of January 1, 2004	88,966,155	~~W~~	482,403	~~W~~	3,828,773	~~W~~	9,875,080	~~W~~	(1,229,988)	~~W~~	293,299	~~W~~	13,249,567
Net income for 2004	—		—		—		1,633,295		—		—		1,633,295
Effect of change in percentage of ownership of investees	—		—		(188)		1,152		—		(605)		359
Dividends	—		—		—		(403,540)		—		(7,088)		(410,628)
Change in losses in excess of minority interest (Note 19)	—		—		—		(14,453)		—		14,453		—
Overseas operations translation adjustment (Note 20)	—		—		—		—		(37,127)		(4,240)		(41,367)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		(65,252)		1,155		(64,097)
Minority interest in income consolidated subsidiaries	—		—		—		—		—		13,619		13,619
Others	—		—		1,211		1		(4,152)		—		(2,940)

Balance as of June 30, 2004	88,966,155	~~W~~	482,403	~~W~~	3,829,796	~~W~~	11,091,535	~~W~~	(1,336,519)	~~W~~	310,593	~~W~~	14,377,808

Balance as of January 1, 2005	87,186,835	~~W~~	482,403	~~W~~	3,895,378	~~W~~	12,851,118	~~W~~	(1,150,734)	~~W~~	307,891	~~W~~	16,386,056
Net income for 2005	—		—		—		2,582,398		—		—		2,582,398
Effect of change in percentage of ownership of investees	—		—		(4,156)		(7)		—		—		(4,163)
Effect of change in scope of consolidation (Note 1)	—		—		167		5,003		—		—		5,170
Change in treasury stock	—		—		—		—		(356,652)		—		(356,652)
Dividends	—		—		—		(523,274)		—		—		(523,274)
Change in losses in excess of minority interest (Note 19)	—		—		—		(7,581)		—		7,581		—
Overseas operations translation adjustment (Note 20)	—		—		—		—		(12,546)		—		(12,546)
Changes in valuation gain and loss on investment securities (Note 20)	—		—		—		—		21,592		—		21,592
Effect of change in percentage of minority interest	—		—		—		—		—		48,376		48,376
Minority interest in income of consolidated subsidiaries	—		—		—		—		—		14,534		14,534
Others	—		—		—		(4,130)		—		—		(4,130)

Balance as of June 30, 2005	87,186,835	~~W~~	482,403	~~W~~	3,891,389	~~W~~	14,903,527	~~W~~	(1,498,340)	~~W~~	378,382	~~W~~	18,157,361

(Note 2)	Common Stock		Capital	Retained	Capital	Minority
(in thousands of US Dollar)	Shares	Amount	surplus	earnings	adjustment	interest	Total
Balance as of January 1, 2005	87,186,835	$466,315	$3,765,469	$12,422,540	$(1,112,358)	$297,624	$15,839,590
Net income for 2005	—	—	—	2,496,276	—	—	2,496,276
Effect of change in percentage of ownership of investees	—	—	(4,018)	(6)	—	—	(4,024)
Effect of change in scope of consolidation (Note 1)	—	—	162	4,836	—	—	4,998
Change in treasury stock	—	—	—	—	(344,758)	—	(344,758)
Dividends	—	—	—	(505,823)	—	—	(505,823)
Change in losses in excess of minority interest (Note 19)	—	—	—	(7,329)	—	7,329	—
Overseas operations translation adjustment (Note 20)	—	—	—	—	(12,127)	—	(12,127)
Changes in valuation gain and loss on investment securities (Note 20)	—	—	—	—	20,871	—	20,871
Effect of change in percentage of minority interest	—	—	—	—	—	46,762	46,762
Minority interest in income of consolidated subsidiaries	—	—	—	—	—	14,049	14,049
Others	—	—	—	(3,991)	—	—	(3,991)

Balance as of June 30, 2005	87,186,835	$466,315	$3,761,613	$14,406,503	$(1,448,372)	$365,764	$17,551,823

The accompanying notes are an integral part of these consolidated interim financial statements.

POSCO and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
For the six months ended June 30, 2005 and 2004

					(Note 2)
(in millions of Korean won)	2005		2004		2005
Cash flows from operating activities
Net income	~~W~~	2,582,398	~~W~~	1,633,295	$2,496,276

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		827,093		794,376	799,510
Accrual of severance benefits		202,346		84,441	195,598
Provision for doubtful accounts, net		36,907		6,255	35,675
Gain on foreign currency translation, net		(77,717)		(80,930)	(75,125)
Gain on valuation of trading securities, net		(18,205)		(7,738)	(17,598)
Gain on disposal of trading securities, net		(24,777)		(16,140)	(23,951)
Loss on disposal of property, plant and equipment, net		10,133		7,752	9,795
Loss (gain) on valuation of derivatives, net		3,395		(4,808)	3,283
Loss (gain) on derivatives transaction, net		2,023		(1,426)	1,955
Losses (earnings) of equity method investees, net		(25,520)		9,642	(24,669)
Minority interest in income of consolidated subsidiaries		17,343		13,619	16,765
Others		8,455		8,500	8,173

		961,476		813,543	929,411

Changes in operating assets and liabilities

Increase in trade accounts and notes receivable		(152,699)		(349,493)	(147,606)
Increase in inventories		(778,907)		(557,957)	(752,931)
Increase in other accounts and notes receivable		(20,866)		(13,110)	(20,170)
Increase (decrease) in other current assets		(113,187)		8,364	(109,411)
Increase in other long-term assets		—		(35,466)	—
Increase (decrease) in long-term trade accounts and notes receivable		(34)		754	(33)
Increase in trade accounts and notes payable		110,021		78,944	106,352
Increase in other accounts and notes payable		18,291		53,173	17,681
Decrease (increase) in accrued expenses		(54,536)		13,948	(52,717)
Decrease (increase) in income tax payable		(107,701)		118,464	(104,109)
Increase (decrease) in withholdings		4,283		(7,260)	4,140
Increase (decrease) in deferred income tax, net		56,073		(38,643)	54,203
Payment of severance benefits		(112,711)		(15,077)	(108,952)
Increase in group severance insurance deposits		(26,607)		(30,615)	(25,720)
Decrease in national pension fund		142		115	137
Increase in other current liabilities		24,129		169,202	23,324
Decrease (increase) in other long-term liabilities		(23,389)		22,000	(22,610)

		(1,177,698)		(582,657)	(1,138,422)

Net cash provided by operating activities		2,366,176		1,864,181	2,287,265

POSCO and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
For the six months ended June 30, 2005 and 2004

					(Note 2)
(in millions of Korean won)	2005		2004		2005
Cash flows from investing activities
Disposal of trading securities		5,867,100		4,873,416	5,671,435
Acquisition of trading securities		(5,651,593)		(5,040,146)	(5,463,116)
Disposal of available-for-sale securities		34,947		7,998	33,782
Acquisition of available-for-sale securities		(107,012)		(56,868)	(103,443)
Disposal of short-term financial instruments		594,657		658,918	574,826
Acquisition of short-term financial instruments		(496,298)		(436,522)	(479,747)
Disposal of long-term financial instruments		279		136,864	270
Acquisition of long-term financial instruments		(11,166)		(14,264)	(10,793)
Acquisition of property, plant and equipment		(1,381,803)		(871,169)	(1,335,721)
Disposal of property, plant and equipment		54,035		20,518	52,233
Proceeds from long-term loans		16,111		2,723	15,574
Long-term loans provided		(26,185)		(9,502)	(25,312)
Acquisition of intangible assets		(40,779)		(44,014)	(39,419)
Disposal of intangible assets		—		9	—
Decrease in guarantee deposits		6,311		13,429	6,101
Increase in guarantee deposits		(13,882)		(17,221)	(13,419)
Disposal of other short-term assets		81,691		26,889	78,966
Acquisition of other short-term assets		(77,930)		(28,028)	(75,331)
Disposal of other long-term assets		17,702		28,671	17,111
Acquisition of other long-term assets		(77,934)		(19,891)	(75,335)

Net cash used in investing activities		(1,211,749)		(768,190)	(1,171,338)

Cash flows from financing activities
Proceeds from short-term borrowings		3,203,005		3,264,685	3,096,187
Proceeds from long-term debts		229,230		259,309	221,585
Proceeds from other long-term liabilities		107,173		8,910	103,599
Repayment of current portion of long-term debts		(561,893)		(559,386)	(543,154)
Repayment of short-term borrowings		(2,955,008)		(3,253,322)	(2,856,460)
Repayment of long-term debts		(47,061)		(60,790)	(45,492)
Payment of cash dividends		(523,274)		(406,044)	(505,823)
Acquisition of treasury stock		(356,652)		—	(344,758)
Repayment of other long-term liabilities		(125,438)		(3,375)	(121,255)
Others		4,325		6,040	4,181

Net cash used in financing activities		(1,025,593)		(743,973)	(991,390)

Effect of exchange rate changes on cash and cash equivalents		(4,518)		(8,026)	(4,367)

Net increase in cash and cash equivalents from changes in consolidated subsidiaries		33,939		381	32,807

Net increase in cash and cash equivalents		158,255		344,373	152,977

Cash and cash equivalents
Beginning of the period		482,092		593,946	466,015

End of the period	~~W~~	640,347	~~W~~	938,319	$618,992

The accompanying notes are an integral part of these consolidated interim financial statements.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
1. Consolidated Companies
General descriptions of POSCO, the controlling company, and its controlled subsidiaries (the “Company”), including POSCO Engineering & Construction Co., Ltd. (POSCO E & C) and 16 other domestic subsidiaries and 27 overseas subsidiaries, whose accounts are included in the consolidated financial statements, and 16 equity-method investees, which are excluded from the consolidation, are as follows:
The Controlling Company
POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons; 13,300 thousand tons at the Pohang mill and 16,700 thousand tons at the Gwangyang mill. The shares of POSCO have been listed on the Korea Stock Exchange since 1988. POSCO operates two plants and one office in Korea, and seven liaison offices overseas. The principal market for POSCO’s products is the domestic market in Korea, while export and overseas sales are concentrated in Japan, China and other countries in the Asia Pacific region.
Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares are 87,186,835 as of June 30, 2005.
As of June 30, 2005, POSCO’s shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
National Pension Corporation	3,084,186	3.54
SK Telecom Co., Ltd.	2,481,310	2.84
Pohang University of Science and Technology	2,475,000	2.84
Others	79,146,339	90.78

	87,186,835	100.00

As of June 30, 2005, the shares of POSCO are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Consolidated Subsidiaries
The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. The following table sets forth certain information with regard to consolidated subsidiaries as of June 30, 2005:

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
		(in millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean won)[1]		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
Domestic

POSCO E & C	Engineering and construction	~~W~~	863,540	30,000,000	27,281,080	—	27,281,080	90.94	Pohang	—
Posteel Co., Ltd.	Steel sales and service		281,367	18,000,000	17,155,000	—	17,155,000	95.31	Pohang	—
POSCON Co., Ltd.	Electronic control devices manufacturing		88,552	3,519,740	3,098,610	—	3,098,610	88.04	Pohang	—
Pohang Coated Steel Co., Ltd.	Coated steel manufacturing		285,110	6,000,000	4,000,000	—	4,000,000	66.67	Pohang	—
POSCO Machinery & Engineering Co., Ltd.	Steel work maintenance		37,977	1,700,000	1,700,000	—	1,700,000	100.00	Pohang	—
POSDATA Co., Ltd.	Computer hardware and software distribution		113,313	6,155,160	4,000,000	—	4,000,000	64.99	Sungnam	—
POSCO Research Institute	Economic research and consulting		23,241	3,800,000	3,800,000	—	3,800,000	100.00	Seoul	—
Seung Kwang Co., Ltd.	Athletic facilities operation		43,840	3,945,000	2,737,000	1,208,000	3,945,000	100.00	Suncheon	POSCO E & C (30.62)
POS-AC Co., Ltd.	Architecture and consulting		13,373	130,000	130,000	—	130,000	100.00	Seoul	—

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
		(in millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean won)[1]		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
Changwon Specialty Steel Co., Ltd.	Specialty steel manufacturing	~~W~~	403,102	29,000,000	26,000,000	3,000,000	29,000,000	100.00	Changwon	Posteel (5.17), POSCON (5.17)
POSCO Machinery Co., Ltd.	Machinery installation		30,185	1,000,000	1,000,000	—	1,000,000	100.00	Gwangyang	—
POSTECH Venture Capital Co., Ltd.	Investment in venture companies		34,454	6,000,000	5,700,000	—	5,700,000	95.00	Pohang	—
POSCO Refractories & Environment Company Ltd. (POSREC)	Manufacturing		102,732	5,907,000	3,544,200	—	3,544,200	60.00	Pohang	—
SEO MUEUN Development Inc.	Real estate, rental and construction		(24,930)	30,000	—	—	—	0.00	Busan	— [2]
POSCO Terminal Co., Ltd.	Distribution and warehousing		29,687	5,000,000	2,550,000	—	2,550,000	51.00	Gwangyang	— [4]
Dongwoosa Service Inc.	Facilities management		26,717	714,286	214,286	—	214,286	30.00	Seoul	— [4]
Samjung Packing & Aluminum Co., Ltd.	Packing materials manufacturing		54,575	3,000,000	270,000	831,756	1,101,756	36.73	Pohang	Dongwoosa Service Inc. (27.73) [4]

Foreign
POSCO America Corporation (POSAM)	Steel trading		135,057	308,610	306,855	1,755	308,610	100.00	U.S.A.	POSCAN (0.57)
POSCO Australia Pty. Ltd. (POSA)	Steel trading		49,633	761,775	761,775	—	761,775	100.00	Australia	—

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
		(in millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean won)[1]		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
POSCO Canada Ltd. (POSCAN)	Coal trading	~~W~~	56,636	1,099,885	—	1,099,885	1,099,885	100.00	Canada	Posteel (100.00)
POSCO Asia Co.,Ltd. (POA)	Steel trading		19,395	9,360,000	9,360,000	—	9,360,000	100.00	Hong Kong	—
VSC POSCO Steel Corporation (VPS)	Steel manufacturing		14,637	N/A	N/A	N/A	N/A	40.00	Vietnam	Posteel (5.00) [3]
DALIAN POSCO–CFM Coated Steel Co., Ltd.	Coated steel manufacturing		32,910	N/A	N/A	N/A	N/A	55.00	China	Posteel (15.00) POSCO-China Holding Corp.(10.00) [3]
POS-Tianjin Coil Center Co., Ltd.	Steel service center		12,677	N/A	N/A	N/A	N/A	70.00	China	Posteel (60.00) [3]
POSMETAL Co., Ltd.	Steel service center		7,140	6,000	—	3,000	3,000	50.00	Japan	Posteel (50.00)
Shanghai Real Estate Development Co., Ltd.	Real estate rental		68,099	N/A	N/A	N/A	N/A	100.00	China	POSCO E & C (100.00) [3]
IBC Corporation	Real estate rental		17,193	N/A	N/A	N/A	N/A	60.00	Vietnam	POSCO E & C (60.00) [3]
POSLILAMA Steel Structure Co., Ltd.	Steel structure fabrication and sales		(6,999)	N/A	N/A	N/A	N/A	70.00	Vietnam	POSCO E & C (60.00), Posteel (10.00) [3]
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		271,956	N/A	N/A	N/A	N/A	87.75	China	POSCO-China Holding Corp. (18.26) [3]

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
		(in millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean won)[1]		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
SHUNDE Pohang Coated Steel Co., Ltd.	Coated steel manufacturing	~~W~~	34,453	N/A	N/A	N/A	N/A	93.80	China	POSCO-China Holding Corp. (10.00) [3]
POS-THAI Steel Service Center Co., Ltd.	Steel service center		8,430	4,091,570	477,288	2,136,187	2,613,475	63.87	Thailand	Posteel (52.21)
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing		53,747	N/A	N/A	N/A	N/A	80.00	China	POSCO-China Holding Corp. (10.00) [3]
Myanmar-POSCO Co., Ltd.	Steel manufacturing		5,779	19,200	13,440	—	13,440	70.00	Myanmar	—
Zhangjiagang POSHA Steel Port Co., Ltd.	Depot service		10,608	N/A	N/A	N/A	N/A	90.00	China	POSCO E & C (25.00), Zhangjiagang Pohang Stainless Steel (65.00) [3]
POSCO Investment Co.,Ltd.	Finance		65,584	5,000,000	5,000,000	—	5,000,000	100.00	Hong Kong	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Steel service center		21,078	N/A	N/A	N/A	N/A	100.00	China	POSCO-China Holding Corp. (10.00) [3]
POS-Qingdao Coil Center Co., Ltd.	Steel service center		9,319	N/A	N/A	N/A	N/A	100.00	China	Posteel (100.00) [3]
POSCO-China Holding Corp.	Investment		73,006	N/A	N/A	N/A	N/A	100.00	China	— [3]
POS-ORE Pty. Ltd.	Soft coal		20,446	17,500,001	—	17,500,001	17,500,001	100.00	Australia	POSA (100.00)

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets		Number of	Number of Shares			Percentage of		Percentage of
		(in millions of		Outstanding				Ownership		Ownership of
Subsidiaries	Primary Business	Korean won)[1]		Shares	POSCO	Subsidiaries	Total	(%)	Location	Subsidiaries (%)
POSCO-JAPAN Co., Ltd.	Steel trading	~~W~~	48,879	88,038	88,038	—	88,038	100.00	Japan	—
POSEC-Hawaii Inc.	Construction		14,224	21,600	—	21,600	21,600	100.00	U.S.A.	POSCO E & C (100.00) [4]
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	Facilities manufacturing		(2,317)	N/A	N/A	N/A	N/A	100.00	China	POSCO E & C(100.00) 3, [4]
POS-CD Pty. Ltd.	Soft coal		9,604	12,550,000	—	12,550,000	12,550,000	100.00	Australia	POSA (100.00) [4]
POS-GC Pty. Ltd.	Soft coal		9,060	11,050,000	—	11,050,000	11,050,000	100.00	Australia	POSA (100.00) [4]

[1]	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.

[2]	The Company does not have any equity interest in SEO MUEUN Development Inc. However, in accordance with the contract terms, the Company has the power to manage, control or direct the operations. In addition, all the members of SEO MUEUN Development Inc.’s Board of Directors are composed of employees of POSCO E & C.

[3]	No shares have been issued in accordance with the local laws and regulations.

[4]	For the six-month period ended June 30, 2005, this subsidiary is included in the consolidation.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Equity-Method Investees
The following table sets forth certain information with regard to equity-method investees as of June 30, 2005:

		Net Assets							Percentage of
		(in millions of		Number of shares			Percentage of		Ownership of
Investees	Primary business	Korean won) [1]		POSCO	Subsidiaries	Total	Ownership (%)	Location	Subsidiaries (%)
Domestic

eNtoB Corporation	E-business	~~W~~	17,511	560,000	180,000	740,000	23.13	Seoul	POSDATA and others (5.63)
MIDAS Information Technology Co., Ltd.	Engineering		11,349	—	866,190	866,190	25.92	Seoul	POSCO E & C (25.92)
Songdo New City Development Inc.	Real estate rental		(35,569)	—	1,332,344	1,332,344	29.90	Seoul	POSCO E&C (29.90)

Foregin

KOBRASCO	Pellet manufacturing		62,942	2,010,719,185	—	2,010,719,185	50.00	Brazil	—	[2]
Fujiura Butsuryu Center Co., Ltd.	Warehousing		2,384	—	600	600	30.00	Japan	POSCO-JAPAN(30.00)
USS — POSCO Industries (UPI)	Material processing		180,871	N/A	N/A	N/A	50.00	U.S.A.	POSAM (50.00)	[2,3]
Suzhou Dongshin Color Metal Sheet Co., Ltd.	Color metal sheet manufacturing		10,969	N/A	N/A	N/A	30.00	China	Posteel (30.00)	[3]
POSCHROME	Fe-Cr manufacturing		30,374	21,675	—	21,675	25.00	Republic of South Africa	—

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets							Percentage of
		(in millions of		Number of shares			Percentage of		Ownership of
Investees	Primary business	Korean won) [1]		POSCO	Subsidiaries	Total	Ownership (%)	Location	Subsidiaries (%)
Shunde Xingpu Steel Center Co., Ltd.	Metal processing	~~W~~	14,998	N/A	N/A	N/A	21.00	China	Posteel (10.50)	[3]
POS-HYUNDAI Steel	Metal processing		8,720	2,345,558	4,573,838	6,919,396	29.50	India	Posteel (19.50)
POSCO Bioventures LP.	Investment in companies in the bio-tech industry		33,865	N/A	N/A	N/A	100.00	U.S.A.	POSAM (100.00)	[3,4]
PT POSMI Steel	Steel service center		4,710	743	2,229	2,972	36.69	Indonesia	Posteel (27.52)	[2]
Indonesia (POSMI)
POSMMIT Steel Centre	Steel service center		12,096	4,200,000	—	4,200,000	30.00	Malaysia	—
SDN BHD (POSMMIT)
POSVINA Co., Ltd.	Steel manufacturing		6,963	N/A	N/A	N/A	50.00	Vietnam	—	[2,3]
CAML Resources Pty. Ltd.	Steel manufacturing		24,164	—	2,259	2,259	25.86	Australia	POSA (25.86)
POSCO Venezuela Compania Anonima (POSVEN)	Steel manufacturing		—	4,480	2,240	6,720	60.00	Venezuela	POSCO E & C (10.00), Posteel (10.00)	[2]

[1]	Capital of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.
[2]	The Company owns over 30 % of equity interest in KOBRASCO, UPI, POSMI and POSVINA Co., Ltd. However, the Company is not the major shareholder of these companies. Therefore, these companies were excluded from consolidation. As of June 30, 2005, POSVEN is in the process of liquidation and is accordingly excluded from consolidation.
[3]	No shares have been issued in accordance with the local laws and regulations.
[4]	The Company owns 100 % of equity interest in POSCO Bioventures LP. However, due to an agreement with POSCO Bioventures LP., which prohibits the Company to engage in management activities, POSCO Bioventures LP. was excluded from consolidation.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Subsidiaries Excluded from the Consolidated Financial Statements

		Net Assets							Percentage of
		(in millions of		Number of shares			Percentage of		Ownership of
Investees	Primary business	Korean won) [1]		POSCO	Subsidiaries	Total	Ownership (%)	Location	Subsidiaries (%)
Domestic

Metapolis Co., Ltd.	Construction	~~W~~	4,902	—	672,840	672,840	40.05	Hwasung	POSCO E & C (40.05)	[2]

Foreign

PT. POSNESIA Stainless Steel Industry	STS/CR		12,628	29,610,000	—	29,610,000	70.00	Indonesia	—	[3]
Dalian Poscon Dongbang Automatic Co., Ltd.	Facilities manufacturing		1,044	N/A	N/A	N/A	70.00	China	POSCON (70.00)	[2]
Qingdao Posco Steel Processing Co., Ltd.	Steel service center		887	N/A	N/A	N/A	100.00	China	POA (100.00)	[2]
VECTUS Ltd.	Transportation (transportation system, PRT)		5,807	—	3,250,000	3,250,000	100.00	England	Posteel (76.93) POSCON (7.69) POSDATA (7.69) POSCO Machinery & Engineering (7.69)	[2]

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

		Net Assets							Percentage of
		(in millions of		Number of shares			Percentage of		Ownership of
Investees	Primary business	Korean won) [1]		POSCO	Subsidiaries	Total	Ownership (%)	Location	Subsidiaries (%)
POSCO-FOSHAN Steel Processing Center Co., Ltd.	Steel service center	~~W~~	10,292	N/A	N/A	N/A	100.00	China	POA (40.00) POSCO-CHINA (60.00)	[2]
POS-NPC	Steel service center		1,855	N/A	N/	A N/A	100.00	Japan	POSCO-JAPAN (100.00)	[4]
POSCO E&C (Beijing) Co. Ltd.	Construction and Engineering		2,507	N/A	N/A	N/A	100.00	China	POSCO E & C (100.00)	[4]

[1]	The net assets of the Company’s overseas subsidiaries are translated at the exchange rate as of the balance sheet date.
[2]	Total assets were less than ~~W~~7,000 million as of December 31, 2004.
[3]	As of June 30, 2005, this company is in the process of liquidation.
[4]	The capital investment was less than ~~W~~7,000 million as of June 30, 2005.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Change in Scope of Consolidation
The consolidated financial statements now include the accounts of POSCO Terminal Co., Ltd. and POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd. as their total assets exceeded ~~W~~7,000 million as of December 31, 2004. In addition, the operations of POSEC-Hawaii Inc. were suspended for more than one year. However, the accounts of POSEC-Hawaii Inc. were included in the consolidated financial statements, since the company changed business plan, increased paid-in capital and restarted operation during the six-month period ended June 30, 2005. As of June 30, 2005, POSCO entered into an agreement with Dongwoosa Service Inc. that enables POSCO to appoint the management members of Dongwoosa Service Inc. Accordingly, as POSCO is able to exercise control over Dongwoosa Service Inc., the accounts of Dongwoosa Service Inc. were included in the consolidated financial statements. The accounts of Samjung Packing & Aluminum Co., Ltd. were included in the consolidated financial statements as POSCO and Dongwoosa Service Inc. own over 30% of equity interest and became the major shareholders of Samjung Packing & Aluminum Co. as of June 30, 2005. The accounts of POS-GC Pty. Ltd. and POS-CD Pty. Ltd. were included in the consolidated financial statements as POSCO made an investment to establish POS-GC Pty. Ltd. and POS-CD Pty. Ltd. during the six-month period ended June 30, 2005. As a result of such change in scope of consolidation, the total assets, sales and the shareholders’ equity of the consolidated financial statements as of and for the six-month period ended June 30, 2005, increased by ~~W~~243,714 million, ~~W~~29,256 million and ~~W~~57,130 million, respectively, and net income for the six-month period ended June 30, 2005, decreased by ~~W~~2,542 million.
2.	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company in the preparation of its interim consolidated financial statements for the six-month period ended June 30, 2005, are summarized below:
Basis of Consolidated Financial Statements Presentation
POSCO and its domestic subsidiaries maintain their accounting records in Korean won and prepare statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language consolidated financial statements, but not required for a fair presentation of POSCO and its domestic subsidiaries’ financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.
Accounting Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004.
In addition, as SKFAS Nos. 15 through 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the six-month period ended June 30, 2005.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of POSCO and its controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
The Company records differences between the investment account and corresponding capital account of subsidiaries as a goodwill or a negative goodwill, and such differences are amortized over the estimated useful lives using the straight-line method. However, differences which occur from additional investments acquired in consolidated subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations. In accordance with accounting principles generally accepted in the Republic of Korea, minority interest in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheet.
Cash and Cash Equivalents and Financial Instruments
Cash and cash equivalents include cash on hand, cash in banks, and highly liquid temporary cash investments with original maturities of three months or less. Investments which are readily convertible into cash within four months or more of purchase are classified in the balance sheet as financial instruments. The carrying amount of short-term financial instruments approximates fair value.
Revenue Recognition
Revenue from sale of products is generally recognized when significant risks and rewards are transferred to the buyer. Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in-progress are charged to current operations, in the period such losses are determined. The aggregate of costs incurred and income recognized on uncompleted contracts in excess of related billings is shown as a current asset, and the aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability. Revenue from consulting and other services are generally recognized when the service is provided to the customer. Revenue from long-term service contracts is deferred and recognized over the life of the contract.
Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and historical collection experience.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method, except for materials-in-transit, which are stated at actual cost using the specific identification method. No physical count of inventory has been conducted as of June 30, 2005. If the net realizable value of inventories (current replacement cost for raw materials) is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations. If, however, the circumstances which caused the valuation loss ceased to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
For certain other subsidiaries, inventories are stated at the lower of cost or market, generally with cost being determined using the gross average method, moving-average method or first-in, first-out (FIFO) method. Individual accounting policies on inventories of POSCO and each subsidiary are enumerated on page 27 and 28.
Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.
Securities that are bought and held principally for near-term sale to generate profits from short-term price differences are classified as trading. Trading generally involves active and frequent buying and selling. Debt securities that have fixed or determinable payments and fixed maturity shall be classified as held-to-maturity only if the reporting entity has both the positive intent and ability to hold those securities to maturity. Securities that are not classified as either held-to-maturity securities or trading securities are classified into available-for-sale.
Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.
Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Investments in Affiliates
Investments in equity securities of companies, over which the Company exercises significant control or influence, are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over five years using the straight-line method.
The Company’s proportionate unrealized profit arising from sales by the Company to equity method investee, sales by the equity method investees to the Company or sales between equity method investees are eliminated. Only, the unrealized profit arising from sales by the Company to subsidiaries is fully eliminated.
If the Company has provided allowance for doubtful accounts for receivables due from an equity method investee which is also subsidiary of the Company, bad debt expense recognized during the current period should be included in equity-method investment securities and reflected in the current operations as gain on investments using the equity method.
Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities (the exchange rates on the acquisition date for capital accounts), and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Individual depreciation methods for property, plant and equipment of POSCO and each subsidiary are enumerated on page 27 and 28. Depreciation is computed using the straight-line method or declining-balance method over the estimated useful lives of the assets, as follows:

Estimated useful lives
Buildings and structures	7-60 years
Machinery and equipment	3-25 years
Tools	4-20 years
Vehicles	3-10 years
Furniture and fixtures	4-20 years
The acquisition cost of an asset consists of its purchase price and any directly attributable cost of bringing the asset to working condition for its intended use. When the estimated cost of dismantling and removing the asset and restoring the site, after the termination of the asset’s useful life, meets the criteria for the recognition of provisions, the present value of the estimated expenditure shall be included in the cost of the asset.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditures shall be recognized as an expense in the period in which they are incurred.
Intangible Assets
Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives
Negative goodwill	5 years
Intellectual property rights	5-10 years
Port facilities usage rights	3-34 years	[2]
Land usage rights	20-50 years	[2]
Deferred development expenses		[1]
Other intangible assets	2-25 years

[1]	The costs incurred in relation to the development of new products and new technologies, including the development cost of internally used software and related costs, are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the entity and the cost of the asset can be measured reliably. The useful life of development costs is based on its estimated useful life, not to exceed 20 years from the date when the asset is available for use.

[2]	Port facilities usage rights and land usage rights with estimated useful lives of 20 years or more, and which represent the rights to use certain port facilities and land, are amortized over the term of exclusive rights.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Impairment of Assets
The Company assesses the potential impairment of assets which are not recorded at fair value when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated depreciation or amortization, if any, before impairment, when the estimated value of the assets exceeds the carrying value after impairment.
Discounts on Debentures
Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.
Government Grants
POSCO and domestic subsidiaries accounted for the government grants intended to be used for the acquisition of certain assets as deduction from the cost of the acquired assets. Before the acquisition of the assets specified by the grant, the amounts are recognized as a deduction from the account under which the asset to be acquired is to be recorded, or from the other assets acquired as a temporary investment of the grant received.
The government grants, contributed to compensate for specific expenses, are offset against the related expenses. Other government grants, for which the use or purpose is not specified, are recorded as gains from assets contributed, and are recognized in current operations.
Valuation of Assets and Liabilities at Present Value
POSCO and domestic subsidiaries value long-term loans receivable and long-term trade accounts and notes receivable at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.
Income Taxes
Income taxes are accounted for under the asset and liability method. In accordance with the applicable tax laws, POSCO and POSCO E & C and 16 other domestic subsidiaries, and POSA and four other overseas subsidiaries, recognize the temporary differences between the amount reported for financial reporting and income tax purposes as deferred income tax assets and liabilities. POSAM and 21 other overseas subsidiaries record taxes payable as income tax expense in accordance with the applicable tax laws.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date. In addition, in accordance with the applicable laws and regulations, POSAM and 26 other overseas subsidiaries recorded the amount, which would be payable to employees at the time of termination, as accrued severance benefits.
POSCO and domestic subsidiaries have partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The amounts funded under these insurance deposits are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the companies.
The Company made deposits to the National Pension Fund in accordance with the National Pension Act of the Republic of Korea. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.
Derivative Instruments
The Company enters into derivative transactions to hedge against financial risks. Derivatives are required to be recorded on the balance sheets at fair value and classified into: cash flow hedges, fair market value hedges and transactions entered into for nontrading purposes that do not qualify for hedge accounting treatment or otherwise hedge accounting treatment is not applied. When derivatives qualify for cash flow hedges, unrealized holding gains and losses of the derivatives are recorded as capital adjustments in the balance sheet and recognized in the statement of earnings when the hedged item affects earnings. When derivatives qualify for fair market value hedge, unrealized holding gains and losses of the derivatives as well as the changes in the fair value of the hedged items are recorded in the statement of income. If the contract expires, the gains and losses from fair value hedge transactions are charged to earnings and the gains and losses from cash flow hedged are offset against the purchasing price of inventories.
Lease Transactions
The Company accounts for lease transactions as either operating leases or capital leases, depending on the terms of the underlying lease agreement. Machinery and equipment, acquired under capital lease agreements, are recorded at cost as property, plant and equipment, and depreciated using the straight-line method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under capital leases, net of accrued interest. Accrued interest is amortized over the lease period using the effective interest rate method.
Machinery and equipment acquired under operating lease agreements are not included in property, plant and equipment. The related lease rentals are charged to expense when incurred.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Translation of Foreign Operations
Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average exchange rate of the reporting period. Gains or losses on translation are offsetted, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.
Stock Appreciation Rights
Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the moving weighted average of quoted market price at the end of the period proportionally recognized over the vesting period and adjusted for pervious recognized expense (Note 21).
Capitalization of Financing Expenses
Financing expense on borrowing associated with certain qualifying assets during the construction period that meet certain criteria for capitalization can be either capitalized or expensed as incurred. The Company has chosen to expense as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.
Basic Earnings Per Share and Basic Ordinary Income Per Share
Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the year.
Cash Flow Statement
The cash flow statements are prepared under the basis of accounting used in the primary financial statements complies with U.S. generally accepted accounting principles. Cash flows from forward contracts and swap contracts accounted for as hedges are classified in the same category as the item being hedged.
United States Dollar Amounts
The Company operates primarily in Korean won and its accounting records are maintained in Korean won. The U.S. dollars amounts, provided herein, represent supplementary information, solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at US$1: ~~W~~1,034.5, the US Federal Reserve Bank of New York noon buying exchange rate in effect on June 30, 2005. The U.S. dollar amounts are unaudited and are not presented in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or any other rate.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Cost determination methods for Inventories and Depreciation methods for Property, Plant and Equipment of POSCO and its Controlled Subsidiaries follow:

Depreciation of property,
Company	Inventories [1]	plant and equipment
POSCO	Moving-average method	Straight-line method
POSCO E & C	”	”
Posteel Co., Ltd.	”	”
POSCON Co., Ltd.	”	Straight-line method, Declining-balance method
Pohang Coated Steel Co., Ltd.	Gross average method	Straight-line method
POSCO Machinery & Engineering Co., Ltd.	Moving-average method	”
POSDATA Co., Ltd.	”	”
POSCO Research Institute	N/A	”
Seung Kwang Co., Ltd.	Gross average method	Straight-line method, Declining-balance method
POS-AC Co., Ltd.	N/A	”
Changwon Specialty Steel Co., Ltd.	Moving-average method	Straight-line method
POSCO Machinery Co., Ltd.	”	”
POSTECH Venture Capital Co., Ltd.	N/A	Declining-balance method
POSCO Refractories & Environment Company Ltd. (POSREC)	First-in, First-out Method; Moving-average method	Straight-line method, Declining-balance method
SEO MUEUN Development Inc.	Specific identification method	Straight-line method
POSCO Terminal Co., Ltd.	N/A	”
Samjung Packing & Aluminum Co., Ltd.	”	Straight-line method, Declining-balance method
Dongwoosa Service Inc.	”	Declining-balance method
POSCO America Corp. (POSAM)	Moving-average method	”
POSCO Australia Pty. Ltd. (POSA)	Gross average method	”
POSCO Canada Ltd. (POSCAN)	”	Straight-line method, unit of production method
POSCO Asia Co., Ltd. (POA)	N/A	Declining-balance method
VSC POSCO Steel Corporation (VPS)	Moving-average method	Straight-line method
DALIAN POSCO – CFM Coated Steel Co., Ltd.	”	”
POS-Tianjin Coil Center Co., Ltd.	”	”
POSMETAL Co., Ltd.	”	”
Shanghai Real Estate Development Co., Ltd.	N/A	”
IBC Corporation	Specific identification method	”
POSLILAMA Steel Structure Co., Ltd.	Moving-average method	”
Zhangjiagang Pohang Stainless Steel Co., Ltd.	”	”
SHUNDE Pohang Coated Steel Co., Ltd.	”	”
POS-THAI Steel Service Center Co., Ltd.	”	”
Qingdao Pohang Stainless Steel Co., Ltd.	”	”
Myanmar-POSCO Co., Ltd.	”	”
Zhangjiagang POSHA Steel Port Co., Ltd.	”	”
POSCO Investment Co., Ltd.	N/A	”
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.	Moving-average method	”

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

Depreciation of property,
Company	Inventories [1]	plant and equipment
POS-Qingdao Coil Center Co., Ltd.	”	”
POSCO-China Holding Corp.	N/A	”
POS-ORE Pty. Ltd.	”	”
POSCO-Japan Co., Ltd.	Gross average method	”
POSEC-Hawaii Inc.	N/A	”
POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd.	”	”
POS-GC Pty. Ltd.	Gross average method	”
POS-CD Pty. Ltd.	”	”

[1]	Specific identification method is used for materials-in-transit.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
3. Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of June 30, 2005 and December 31, 2004, consist of the following:

	Annual Interest
(in millions of Korean won)	Rate (%)	2005		2004
Cash and cash equivalents
Cash on hand and bank deposits	0.00-1.00	~~W~~	7,780	~~W~~	9,866
Checking accounts	—		4,511		2,927
Corporate bank deposits	0.00-3.00		15,313		20,655
Time deposits in foreign currency and others	0.00-3.00		393,202		246,891
Maintained by overseas affiliates	0.00-6.00		219,541		201,753

			640,347		482,092
Government grants			(2,388)		(1,962)

		~~W~~	637,959	~~W~~	480,130

Short-term financial instruments
Time deposits	3.00-6.00	~~W~~	125,200	~~W~~	113,000
Installment accounts	4.00		—		656
Specified money in trust	—		26,003		2,140
Certificates of deposit	3.00-4.00		161,000		185,000
Commercial papers	4.00-5.00		234,623		43,893
Others	0.00-3.00		17,041		286,149
Maintained by overseas affiliates	3.00-4.00		1,896		16,390

		~~W~~	565,763	~~W~~	647,228

Long-term financial instruments
Installment accounts	4.00-5.00	~~W~~	10,094	~~W~~	1,307
Guarantee deposits for opening accounts	—		114		108
Others	—		9,126		291

		~~W~~	19,334	~~W~~	1,706

As of June 30, 2005, the Company’s financial assets amounting to ~~W~~ 14,130 million are pledged as collateral and accordingly, withdrawal of such financial assets is restricted. The financial assets pledged as collateral include short-term financial instruments and long-term financial instruments amounting to ~~W~~ 7,554 million and ~~W~~ 809 million, respectively, in relation to performance guarantee deposits, short-term borrowings and long-term debts, and others; short-term financial instruments amounting to ~~W~~ 5,653 million in relation to government-appropriated projects; and long-term financial instruments amounting to ~~W~~ 114 million in relation to collateral deposits for opening checking accounts (Note 13).

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
As of December 31, 2004, the Company’s financial assets amounting to ~~W~~ 13,889 million were pledged as collaterals and accordingly, withdrawal of such financial assets was restricted. The financial assets pledged as collaterals included short-term financial instruments and long-term financial instruments amounting to ~~W~~ 7,000 million and ~~W~~ 541 million, respectively, in relation to performance guarantee deposits, short-term borrowings and long-term debts, and others; short-term financial instruments amounting to ~~W~~ 6,240 million in relation to government-appropriated project; and long-term financial instruments amounting to ~~W~~ 108 million in relation to collateral deposits for opening checking accounts (Note 13).
4. Trading Securities
Trading securities as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Beneficiary certificates	~~W~~	2,143,188	~~W~~	2,356,562
Money market fund		433,697		302,194
Mutual fund		—		30,837

	~~W~~	2,576,885	~~W~~	2,689,593

5. Accounts and Notes Receivable, and Others
Accounts and notes receivable, and their allowance for doubtful accounts and present value discounts as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	2005		2004
Trade accounts and notes receivable	~~W~~	3,322,142	~~W~~	3,163,644
Less: Allowance for doubtful accounts		(93,457)		(69,509)
Present value discount		(292)		(624)

	~~W~~	3,228,393	~~W~~	3,093,511

Other accounts and notes receivable	~~W~~	264,026	~~W~~	226,236
Less: Allowance for doubtful accounts		(68,774)		(63,032)
Present value discount		(169)		(86)

	~~W~~	195,083	~~W~~	163,118

Long-term trade accounts and notes	~~W~~	50,300	~~W~~	50,266
Less: Allowance for doubtful accounts		(2,046)		(2,081)
Present value discount		(10,700)		(12,091)

	~~W~~	37,554	~~W~~	36,094

Long-term loans receivable	~~W~~	76,407	~~W~~	82,296
Less: Allowance for doubtful accounts		(520)		(746)
Present value discount		(41)		(54)

	~~W~~	75,846	~~W~~	81,496

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Accounts stated at present value under long-term deferred payment and others included as part of accounts and notes receivable, and others are as follows:

			Present Value					Discount Rate
(in millions of Korean won)	Face Value		Discount		Book Value		Maturity Date	(%)
Other accounts receivable
POSCO Venezuela Compania Anonima (POSVEN)	~~W~~	10,319	~~W~~	169	~~W~~	10,150	2006	5.09

Long-term trade accounts receivable
BNG Steel Co., Ltd.	~~W~~	53,258	~~W~~	10,497	~~W~~	42,761	2005-2009	8.00-8.62
Others		2,001		495		1,506	2006-2014	4.92-7.54
Less: Current portion		(8,468)		(292)		(8,176)

	~~W~~	46,791	~~W~~	10,700	~~W~~	36,091

Long-term loans receivable
Employees	~~W~~	82	~~W~~	15	~~W~~	67	2017	7.54
Others		260		26		234	2006	8.42

	~~W~~	342	~~W~~	41	~~W~~	301

Other long-term assets
Tawryu Construction Co., Ltd.	~~W~~	21,900	~~W~~	2,105	~~W~~	19,795	2007	4.97
Others		725		115		610	2005-2018	6.50-7.54

	~~W~~	22,625	~~W~~	2,220	~~W~~	20,405

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the nearest date of the Company’s year end.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Valuation and qualifying accounts for allowance for doubtful accounts for the six-month periods ended June 30, 2005 and 2004, are as follows:
(in millions of Korean won)

	Balance at						Balance at
	beginning of		Charged to costs				the end of
Description	period		and expenses		Deductions [1]		period
Six-month period ended June 30, 2005:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts	~~W~~	146,782	~~W~~	22,037	~~W~~	(12,885)	~~W~~	181,704

Six-month period ended June 30, 2004:
Reserves deducted in the balance sheet from the assets to which the apply:
Allowance for doubtful accounts		325,187		8,644		1,690		332,141

[1]	Deduction for allowance for doubtful accounts includes amount written off as uncollectible and others.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
6. Inventories
Inventories as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Finished goods	~~W~~	541,268	~~W~~	448,659
By-products		3,972		2,842
Semi-finished goods		785,551		640,672
Raw materials		1,572,120		1,215,136
Materials-in-transit		733,839		563,470
Others		228,300		194,742

	~~W~~	3,865,050	~~W~~	3,065,521

7. Investment Securities
Investment securities as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Available-for-sale securities	~~W~~	2,084,705	~~W~~	2,164,129
Held-to-maturity securities		39,754		38,741
Equity-method investments		193,363		142,206

	~~W~~	2,317,822	~~W~~	2,345,076

Available-For-Sale Securities

(in millions of Korean won)	2005		2004
Current portion of available-for-sale securities
Investments in bonds	~~W~~	152,149	~~W~~	141,573

Available-for-sale securities
Marketable equity securities		1,583,060		1,682,772
Non-marketable equity securities		401,053		321,000
Investments in bonds		85,818		145,640
Equity investments		14,774		14,717

		2,084,705		2,164,129

	~~W~~	2,236,854	~~W~~	2,305,702

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Investments in marketable equity securities as of June 30, 2005 and December 31, 2004, are as follows:

	2005						2004
	Number of	Percentage of	Acquisition
(in millions of Korean won)	Shares	Ownership (%)	Cost		Book Value[1]		Book Value
Hanil Iron Steel Co., Ltd.	206,798	10.14	~~W~~	2,413	~~W~~	4,136	~~W~~	3,102
HISTEEL Co., Ltd.	135,357	9.95		1,609		2,145		1,747
MunBae Steel Co., Ltd.	1,849,380	9.02		3,588		3,569		2,367
Hana Bank	4,617,600	2.34		29,998		127,908		119,134
Korea Investment Corporation	—	—		—		—		135
SK Telecom Co., Ltd.,[2]	5,894,274	7.16		1,676,898		1,083,676		1,170,222
Samjung P&A Co., Ltd.[3]	—	—		—		—		1,944
DongYang Steel Pipe Co., Ltd.	1,564,250	2.46		3,911		1,095		501
Nippon Steel Corporation	147,876,000	2.17		285,102		353,772		375,649
Korea Line Corporation	217,373	2.17		8,067		6,260		7,695
Others	—	—		490		499		276

			~~W~~	2,012,076	~~W~~	1,583,060	~~W~~	1,682,772

[1]     Marketable equity securities are stated at fair market value and the difference between the acquisition cost and the fair market value is accounted for in the capital adjustments and minority interest accounts in the consolidated balance sheets.

[2] The 1,795,776 SK Telecom Co., Ltd. shares classified as available-for-sale securities have been placed as a collateral for exchangeable bonds (Note 13).

[3] As of June 30, 2005, Samjung P&A Co., Ltd. is included in the consolidation.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Investments in non-marketable equity securities as of June 30, 2005 and December 31, 2004, are as follows:

	2005								2004
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value [1]		Value		Value
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00		8,930		5,935		8,930		8,930
Kihyup Corporation	600,000	10.34		3,000		3,504		3,000		3,000
Powercomm	7,500,000	5.00		246,000		76,125		76,125		76,125
POSCO Terminal Co., Ltd. [3]	—	—		—		—		—		5,916
The Seoul Shinmun	1,614,000	19.40		17,317		3,456		9,551		9,551
The Siam United Steel	9,000,000	10.00		26,640		16,001		26,640		26,640
PT-POSNESIA Stainless Steel Industry [2]	29,610,000	70.00		9,474		8,839		1,567		1,567
BX Steel Posco Cold Rolled Sheet Co., Ltd. [4]	—	10.00		26,803		23,763		26,803		26,803
Korea Independent Energy Corp.	4,700,000	11.75		68,395		49,907		68,395		—
Incheon Int’l Airport Railroad Co., Ltd.	17,831,113	11.96		89,156		82,496		89,156		74,330
POSEC-HAWAII Inc. [3]	—	—		—		—		—		5,343
Busan-Gimhae Light Rail Transit Co., Ltd. [2]	1,911,000	49.00		9,555		7,755		9,555		9,065
Vectus Ltd. [2]	3,250,000	100.00		6,241		5,807		6,184		—
Seoul Metro Line Nine Corporation [5]	770,330	19.98		3,852		3,746		3,803		—
Hankuk Leisure Co., Ltd.	839,964	16.42		8,627		9,451		8,476		8,476
POSCO-FOSHAN Steel Processing Center Co., Ltd. [2,4]	—	100.00		10,236		10,292		10,236		4,175
Others	—	—		59,685		52,745		52,632		61,079

			~~W~~	593,911	~~W~~	359,822	~~W~~	401,053	~~W~~	321,000

[1]	The net asset value of the non-marketable equity securities is determined based on the June 30, 2005 financial statements which have not been reviewed or audited. However, the net asset value of The Seoul Shimun is based on the March 31, 2005 financial statements which have not been reviewed or audited, while the net asset value of Korea Independent Energy Corp. is based on reviewed financial statements as of March 31, 2005. In addition PT-POSNESIA Stainless Steel Industry and Hankuk Leisure Co., Ltd. are based on audited financial statements as of December 31, 2004. Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to ~~W~~ 169,875 million (~~W~~ 123,160 million net of deferred income tax) was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

[2]	PT-POSNESIA Stainless Steel Industry, which is in the process of liquidation as of June 30, 2005, has been excluded from the equity method investments. Busan-Gimhae Light Rail Transit Co., Ltd., Vectus Ltd. and POSCO-FOSHAN Steel Processing Center Co., Ltd., have been excluded from the equity-method investments, as the total assets of each investee were less than ~~W~~ 7,000 million as of December 31, 2004.

[3]	POSCO Terminal Co., Ltd., whose total assets exceed ~~W~~ 7,000 million as of December 31, 2004, are included in the consolidation. In addition, POSEC-Hawaii Inc. was included in the consolidated financial statements, as POSEC-Hawaii Inc. resumed its operations during the six-month period ended June 30, 2005.

☐	No shares have been issued in accordance with the local laws or regulations.

[5]	Seoul Metro Line Nine Corporation has been excluded from the equity-method investments as the Company is unable to exercise significant influence resulting from the disproportional increase in paid-in capital.
Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustment account. The movements of such differences for the six-month period ended June 30, 2005, and for the year ended December 31, 2004, are as follows:

	2005						2004
	Beginning		Increase		Ending		Beginning		Increase		Ending
(in millions of Korean won)	Balance		(Decrease)		Balance		Balance		(Decrease)		Balance
Marketable equity securities

Hanil Iron & Steel Co., Ltd.	~~W~~	689	~~W~~	560	~~W~~	1,249	~~W~~	(75)	~~W~~	764	~~W~~	689
HISTEEL Co., Ltd.		139		250		389		(555)		694		139
Moonbae Steel Co., Ltd.		(1,221)		1,208		(13)		(1,748)		527		(1,221)
Chohung Bank		—		—		—		(3,228)		3,228		—
Hana Bank		89,136		(18,152)		70,984		71,589		17,547		89,136
Korea Investment Corporation		(453)		453		—		(403)		(50)		(453)
SK Telecom, Co., Ltd.		(495,027)		64,941		(430,086)		(504,158)		9,131		(495,027)
Samjung P & A Co., Ltd.		(770)		770		—		(848)		78		(770)
Dongyang Steel Pipe Co., Ltd.		(3,410)		1,369		(2,041)		(3,403)		(7)		(3,410)
Nippon Steel Corporation		90,547		(40,761)		49,786		95,692		(5,145)		90,547
Korea Line Corporation		(372)		(938)		(1,310)		—		(372)		(372)
Others		10		(3)		7		364		(354)		10

		(320,732)		9,697		(311,035)		(346,773)		26,041		(320,732)

Non-marketable equity securities

Powercomm Corporation		(169,875)		46,715		(123,160)		(177,593)		7,718		(169,875)
Others		8,102		(4,630)		3,472		(5,411)		13,513		8,102

		(161,773)		42,085		(119,688)		(183,004)		21,231		(161,773)

	~~W~~	(482,505)	~~W~~	51,782	~~W~~	(430,723)	~~W~~	(529,777)	~~W~~	47,272	~~W~~	(482,505)

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Investments in bonds as of June 30, 2005 and December 31, 2004, are as follows:

		2005				2004
(in millions of Korean won)	Maturity	Acquisition Cost		Book Value		Book Value
Government bonds	Less than 1 year	~~W~~	141,351	~~W~~	141,746	~~W~~	132,478
	1-5 years		58,909		60,899		92,807
	5-10 years		—		—		8
Others	Less than 1 year		10,000		10,403		9,095
	1-5 years		40,074		24,919		52,825

			250,334		237,967		287,213
Less: Current portion			(151,351)		(152,149)		(141,573)

		~~W~~	98,983	~~W~~	85,818	~~W~~	145,640

Equity investments as of June 30, 2005 and December 31, 2004, are as follows:

	2005				2004
(in millions of Korean won)	Acquisition Cost		Book Value[1]		Book Value
Contractor financial fund	~~W~~	12,589	~~W~~	12,589	~~W~~	12,589
Software financial fund and others		2,185		2,185		2,128

	~~W~~	14,774	~~W~~	14,774	~~W~~	14,717

[1] As of June 30, 2005, equity investments with no readily determinable fair value are carried at acquisition cost.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Held-To-Maturity Securities
Held-to-maturity securities as of June 30, 2005 and December 31, 2004, are as follows:

		2005				2004
(in millions of Korean won)	Maturity	Acquisition Cost		Book Value		Book Value
Current portion of held-to-maturity securities

Government and municipal bonds	Less than 1 year	~~W~~	5,057	~~W~~	5,057	~~W~~	2,711
Finance debentures	"		5,013		5,013		10,010
Corporate bond in foreign currency	"		1,321		1,026		1,048

			11,391		11,096		13,769

Held-to-maturity securities

Government and municipal bonds	1-5 years		7,643		7,643		37,961
	5-10 years		32,010		32,111		780

			39,653		39,754		38,741

		~~W~~	51,044	~~W~~	50,850	~~W~~	52,510

The Company provided national treasury bonds, amounting to ~~W~~ 29,473 million, and certain government and municipal bonds, amounting to ~~W~~ 1,705 million, to the Gyeongsangbuk-do provincial office as a performance guarantee in relation to the development of a waste disposal area (Note 13).

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Equity-Method Investments
Equity-method investees as of June 30, 2005 and December 31, 2004, are as follows:

	2005								2004
	Number of	Percentage of	Acquisition		Net Asset		Book		Book
(in millions of Korean won)	Shares	Ownership (%)	Cost		Value [1]		Value		Value
KOBRASCO	2,010,719,185	50.00	~~W~~	32,950	~~W~~	31,471	~~W~~	25,862	~~W~~	11,203
Fujiura Butsuryu Center Co., Ltd.	600	30.00		632		715		697		648
USS-POSCO Industries [2]	—	50.00		234,293		90,435		75,584		65,084
Suzhou Dongshin Color Metal Sheet Co., Ltd. [2]	—	30.00		2,547		3,291		3,263		3,361
POSCHROME	21,675	25.00		4,859		7,594		6,167		7,000
Shunde Xingpu Steel Center Co., Ltd.[2]	—	21.00		1,852		3,150		3,149		3,094
POS-HYUNDAI Steel	6,919,396	29.50		3,136		2,572		2,572		2,276
eNtoB Corporation	740,000	23.13		3,700		4,049		3,678		3,762
POSVINA Co., Ltd. [2]	—	50.00		1,527		3,481		2,770		3,145
POSMMIT Steel Centre SDN BHD	4,200,000	30.00		2,308		3,629		3,164		3,015
PT POSMI Steel Indonesia	2,972	36.69		1,467		1,728		2,062		1,599
POSCO Bioventures LP. [2]	—	100.00		38,772		33,865		33,865		33,221
MIDAS Information Technology Co., Ltd.	866,190	25.92		433		2,941		2,941		2,646
POSVEN [3]	6,720	60.00		66,876		—		—		—
SONGDO New City Development Inc. [3]	1,332,344	29.90		6,674		—		—		—
Seoul Metro Line Nine Corporation [4]	—	—		—		—		—		2,152
CAML Resources Pty. Ltd.	2,259	25.86		28,385		6,249		27,589		—

			~~W~~	430,411	~~W~~	195,170	~~W~~	193,363	~~W~~	142,206

[1]	Due to the delay in the closing of June 30, 2005 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available June 30, 2005 financial information, which has not been audited or reviewed, and there are no adjustments to net asset value.

[2]	No shares have been issued in accordance with the local laws and regulations.

[3]	The application of the equity method has been suspended due to its negative book value. Unrecorded changes in equity interest in POSVEN has been recognized as bad debt expenses for receivables. According to the resolution of the shareholders dated December 23, 2002, the Company is to be liquidated. Therefore, there are no unrecorded changes in equity interest as of June 30, 2005. Unrecorded changes in equity interest in SONGDO New City Development Inc. amounted to a negative ~~W~~ 3,284 million during the six-month period ended June 30, 2005. Therefore, unrecorded accumulated changes in equity interest as of June 30, 2005, amounts to a negative ~~W~~ 10,635 million.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Details of equity method valuation for the six-month period ended June 30, 2005, and for the year ended December 31, 2004, are as follows:

			Earnings
			(Losses) of		Other
	As of January		Equity Method		Increase		As of
(in millions of Korean won)	1, 2005		Investees		(Decrease)[1]		June 30, 2005
KOBRASCO	~~W~~	11,203	~~W~~	12,141	~~W~~	2,518	~~W~~	25,862
Fujiura Butsuryu Center Co., Ltd.		648		108		(59)		697
USS-POSCO Industries		65,084		12,142		(1,642)		75,584
Suzhou Dongshin Color Metal Sheet Co., Ltd.		3,361		(32)		(66)		3,263
POSCHROME		7,000		427		(1,260)		6,167
Shunde Xingpu Steel Center Co., Ltd.		3,094		117		(62)		3,149
POS-HYUNDAI Steel		2,276		329		(33)		2,572
eNtoB Corporation		3,762		(84)		—		3,678
POSVINA Co., Ltd.		3,145		(309)		(66)		2,770
POSMMIT Steel Centre SDN BHD		3,015		244		(95)		3,164
PT POSMI Steel Indonesia		1,599		523		(60)		2,062
POSCO Bioventures LP.		33,221		(1,497)		2,141		33,865
MIDAS Information Technology Co., Ltd.		2,646		382		(87)		2,941
Seoul Metro Line Nine Corporation		2,152		(48)		(2,104)		—
CAML Resources Pty. Ltd.		—		1,077		26,512		27,589

	~~W~~	142,206	~~W~~	25,520	~~W~~	25,637	~~W~~	193,363

			Earnings
			(Losses) of		Other		As of
	As of January		Equity Method		Increase		December 31,
(in millions of Korean won)	1, 2004		Investees		(Decrease)[1]		2004
KOBRASCO	~~W~~	562	~~W~~	10,539	~~W~~	102	~~W~~	11,203
Fujiura Butsuryu Center Co., Ltd.		538		207		(97)		648
USS-POSCO Industries		98,653		(8,011)		(25,558)		65,084
Suzhou Dongshin Color Metal Sheet Co., Ltd.		4,066		86		(791)		3,361
POSCHROME		6,711		766		(477)		7,000
Shunde Xingpu Steel Center Co., Ltd.		3,291		248		(445)		3,094
POS-HYUNDAI Steel		1,883		746		(353)		2,276
eNtoB Corporation		3,295		467		—		3,762
POSVINA Co., Ltd.		3,970		485		(1,310)		3,145
POSMMIT Steel Centre SDN BHD		2,625		808		(418)		3,015
PT POSMI Steel Indonesia		1,572		191		(164)		1,599
POSCO Bioventures LP.		24,889		(3,056)		11,388		33,221
MIDAS Information Technology Co., Ltd.		2,281		433		(68)		2,646
SONGDO New City Development Inc.		—		(404)		404		—
Seoul Metro Line Nine Corporation		—		—		2,152		2,152

	~~W~~	154,336	~~W~~	3,505	~~W~~	(15,635)	~~W~~	142,206

[1]	Other increase or decrease represents the changes in investment securities due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Details on the elimination of unrealized gain or loss from inter-company transactions for the six-month periods ended June 30, 2005 and 2004, are as follows:

	2005						2004
			Property, Plant						Property, Plant
			and Equipment,						and Equipment,
			and Intangible						and Intangible
(in millions of Korean won)	Inventories		Assets		Total		Inventories		Assets		Total
KOBRASCO	~~W~~	3,066	~~W~~	—	~~W~~	3,066	~~W~~	639	~~W~~	—	~~W~~	639
Fujiura Butsuryu Center Co., Ltd.		6		—		6		14		—		14
USS-POSCO Industries		(9,689)		—		(9,689)		12,267		—		12,267
Suzhou Dongshin Color Metal Sheet Co., Ltd.		(52)		—		(52)		—		—		—
POSCHROME		612		—		612		968		—		968
Shunde Xingpu Steel Center Co., Ltd.		(39)		—		(39)		—		—		—
eNtoB Corporation		76		35		111		149		1		150
POSVINA Co., Ltd.		379		—		379		406		—		406
POSMMIT Steel Centre SDN BHD		303		—		303		162		—		162
PT POSMI Steel Indonesia		(109)		—		(109)		—		—		—

	~~W~~	(5,447)	~~W~~	35	~~W~~	(5,412)	~~W~~	14,605	~~W~~	1	~~W~~	14,606

Details of differences between the initial purchase price and the Company’s initial proportionate ownership in the book value of the investee are as follows:

	As of January						As of
(in millions of Korean won)	1, 2005		Increase		Amortization		June 30, 2005
POSMMIT Steel Centre SDN BHD	~~W~~	59	~~W~~	—	~~W~~	10	~~W~~	49
PT POSMI Steel Indonesia		531		—		89		442
CAML Resources Pty. Ltd.		—		22,351		1,011		21,340

	~~W~~	590	~~W~~	22,351	~~W~~	1,110	~~W~~	21,831

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Summary of financial information on equity-method investees as of and for the six-month period ended June 30, 2005, are as follows:

			Total				Net Income
(in millions of Korean won)	Total Assets		Liabilities		Sales		(Loss)
KOBRASCO	~~W~~	195,060	~~W~~	132,118	~~W~~	142,609	~~W~~	30,414
Fujiura Butsuryu Center Co., Ltd.		21,668		19,284		10,171		380
USS-POSCO Industries		544,183		363,313		445,794		4,909
Suzhou Dongshin Color Metal Sheet Co., Ltd.		18,348		7,378		12,079		(279)
POSCHROME		38,101		7,727		25,699		4,158
Shunde Xingpu Steel Center Co., Ltd.		44,465		29,467		42,579		371
POS-HYUNDAI Steel		16,534		7,814		28,993		1,127
eNtoB Corporation		45,135		27,624		149,558		1,545
POSVINA Co., Ltd.		9,972		3,010		11,080		141
POSMMIT Steel Centre SDN BHD		45,745		33,648		26,171		1,535
PT POSMI Steel Indonesia		50,753		46,043		29,756		1,099
POSCO Bioventures LP.		33,866		1		—		(1,497)
MIDAS Information Technology Co., Ltd.		13,812		2,463		7,885		1,204
POSVEN		22,164		22,164		—		—
SONGDO New City Development Inc.		330,132		365,701		34,445		(31,650)
CAML Resources Pty. Ltd.		66,724		42,560		51,345		11,770

	~~W~~	1,496,662	~~W~~	1,110,315	~~W~~	1,018,164	~~W~~	25,227

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
8. Property, Plant and Equipment
Property, plant and equipment as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Buildings and structures	~~W~~	5,532,269	~~W~~	5,096,042
Machinery and equipment		20,594,003		19,544,990
Tools		403,467		380,744
Vehicles		175,640		173,847
Furniture and fixtures		217,344		207,288

		26,922,723		25,402,911
Less: Accumulated depreciation		(18,771,601)		(18,268,530)
Less: Accumulated impairment loss		(2,786)		(2,786)

		8,148,336		7,131,595

Land		1,130,524		1,109,382
Less: Accumulated impairment loss		(565)		(565)

		1,129,959		1,108,817

Construction-in-progress		1,843,752		2,283,496
Less: Accumulated impairment loss		(83,617)		(83,617)

		1,760,135		2,199,879

	~~W~~	11,038,430	~~W~~	10,440,291

The value of land based on the posted price issued by the Korean tax authority amounted to ~~W~~ 2,970,339 million as of June 30, 2005 (2004: ~~W~~ 2,860,565 million).
As of June 30, 2005, property, plant and equipment are insured against fire and other casualty losses up to ~~W~~ 4,751,360 million (2004: ~~W~~ 4,755,080 million). In addition, the Company carries general insurance for vehicles and accident compensation insurance for its employees.
In accordance with the Asset Revaluation Law, POSCO and certain subsidiaries revalued a substantial portion of their property, plant and equipment and increased the related amount of assets by ~~W~~ 3,919 billion as of December 31, 2000, the latest revaluation date. The revaluation surplus, net of related tax and transfers to retained earnings amounting to ~~W~~ 706 billion, was credited to capital surplus, a component of shareholders’ equity (Note 18).

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. By a resolution of the Board of Directors in May 1998, the construction on the Minimill has been temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operations committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and instead use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~ 469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004.
The changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2005, are as follows:

											Elimination of
(in millions of	Beginning										Intercompany		Ending
Korean won)	Balance		Acquisition		Disposal		Depreciation		Others [1]		Transactions		Balance
Land	~~W~~	1,108,817	~~W~~	4,470	~~W~~	2,759	~~W~~	—	~~W~~	19,431	~~W~~	—	~~W~~	1,129,959
Buildings		2,199,308		129,667		8,560		79,325		(3,096)		2,406		2,240,400
Structures		889,437		327,182		1,651		42,277		3,219		385		1,176,295
Machinery and equipment		3,851,869		1,325,659		18,231		634,923		9,179		5,524		4,539,077
Vehicles		35,624		5,406		837		6,745		522		(39)		33,931
Tools		98,294		21,990		97		22,973		473		(36)		97,651
Furniture and fixtures		57,063		14,226		496		11,026		827		389		60,983
Construction-in-progress		2,199,879		1,568,302		36,261		—		(1,773,418)		(198,368)		1,760,134

	~~W~~	10,440,291	~~W~~	3,396,902	~~W~~	68,892	~~W~~	797,269	~~W~~	(1,742,863)	~~W~~	(189,739)	~~W~~	11,038,430

[1]	Includes foreign currency translation adjustments, asset transfers and adjustments resulting from the effect of changes in the scope of consolidation.
9. Intangible Assets
Intangible assets, net of accumulated amortization, as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Negative goodwill	~~W~~	(2,260)	~~W~~	(457)
Intellectual property rights		384		485
Land usage rights		35,161		32,416
Development costs		17,704		22,060
Internally used software		197,231		230,758
Port facilities usage rights		136,992		146,396
Others		73,820		64,657

	~~W~~	459,032	~~W~~	496,315

As of June 30, 2005, accumulated amortization of intangible assets amounted to ~~W~~ 724,597 million (as of December 31, 2004: ~~W~~ 557,933 million).

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
The estimated aggregated amortization expenses for each of the next five fiscal years are as follows:
(in millions of Korean won)

Period	Amount
July 2005-June 2006	~~W~~	91,598
July 2006-June 2007		85,333
July 2007-June 2008		64,614
July 2008-June 2009		38,411
Thereafter		19,413

	~~W~~	299,369

10. Research and Development Costs, and Others
For the six-month period ended June 30, 2005, the Company expensed research and development costs amounting to ~~W~~ 153,624 million (2004: ~~W~~ 128,812 million), charging ~~W~~ 135,234 million (2004: ~~W~~ 102,187 million) to cost of goods sold, and ~~W~~ 18,390 million (2004: ~~W~~ 26,625 million) to selling and administrative expenses.
11. Other Assets
Other assets as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current assets
Short-term loans receivable (Notes 27 and 28)	~~W~~	21,785	~~W~~	23,622
Accrued income		30,985		25,032
Advance payments		192,454		120,374
Prepaid expenses		53,603		15,121
Others		44,874		19,903

		343,701		204,052
Less: Allowance for doubtful accounts		(13,248)		(10,679)

	~~W~~	330,453	~~W~~	193,373

Other long-term assets
Other investment assets (Notes 5, 8 and 29)	~~W~~	140,065	~~W~~	145,691
Less: Allowance for doubtful accounts		(3,537)		(733)
Present value discount		(2,220)		(373)

	~~W~~	134,308	~~W~~	144,585

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
12. Short-Term Borrowings
Short-term borrowings as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)
	Annual Interest
Financial Institutions	Rate (%)	2005		2004
Won currency borrowings
Woori Bank	4.00	~~W~~	2,800	~~W~~	—
Shinhan Bank and others	4.00-5.25		156,094		121,374

			158,894		121,374

Foreign currency borrowings
Yamaguchi Bank and others	1.00-5.00		14,674		29,575
Chohung Bank and others	0.36-4.50
	LIBOR + 0.40-1.80		782,408		506,592

			797,082		536,167

		~~W~~	955,976	~~W~~	657,541

13. Long-Term Debts
Current portion of long-term debts as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)
	Annual Interest
Financial Institutions	Rate (%)	2005		2004
Debentures
Domestic and foreign debentures	5.00-8.00	~~W~~	918,191	~~W~~	961,607
Less: Discount on debentures issued			(1,045)		(1,347)

			917,146		960,260

Won currency borrowings
Korea Exchange Bank and others	1.00-5.70		1,870		31,511

Foreign currency borrowings
Development Bank of Japan and others	1.00-8.00		41,805		42,730

			43,675		74,241

Loans from foreign financial institutions
Sumitomo Bank and others	2.00, LIBOR + 0.80		9,262		10,078

Lease obligation
HP Financial Services	5.00		3,588		2,103

Unearned revenue	—		17		17

		~~W~~	973,688	~~W~~	1,046,699

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Long-term debts as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)
	Annual Interest
Financial Institutions	Rate (%)	2005		2004
Won currency borrowings
Korea Exchange Bank and others	1.00-7.00	~~W~~	207,208	~~W~~	170,715
Less: Current portion			(1,870)		(31,511)

			205,338		139,204

Foreign currency borrowings
Development Bank of Japan and others	1.00-7.00		360,206		288,625
Less: Current portion			(41,805)		(42,730)

			318,401		245,895

Loans from foreign financial institutions
Sumitomo Bank and others	2.00, LIBOR + 0.80		50,824		60,644
Less: Current portion			(9,262)		(10,078)

			41,562		50,566

Debentures
Domestic debentures	4.00-8.00		972,061		1,276,060
Foreign bonds [1]	0.00-7.13		1,023,369		1,308,010

			1,995,430		2,584,070
Less: Current portion			(918,191)		(961,607)
Discount on debentures issued			(4,661)		(7,327)

			1,072,578		1,615,136

		~~W~~	1,637,879	~~W~~	2,050,801

Certain current assets, inventories, investments and property, plant and equipment are pledged as collateral for the above borrowings.

[1]	POSCO issued exchangeable bonds on August 20, 2003. It was exchangeable with 15,267,837 SK Telecom Co., Ltd. American Depository Receipts (ADRs).

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Details of exchangeable bonds as of June 30, 2005, are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,194/ADR
Exercise call period:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise put period:	Exactly three years following the payment date
On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the Notes to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between POSCO and Zeus is deemed a secured borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 894,150 ADRs which brought down the exchangeable bond price to JPY3,194/ADR.
Contractual maturities of long-term debts outstanding as of June 30, 2005, are as follows:

(in millions of Korean won)							Loan from
					Foreign		Foreign
			Won Currency		Currency		Financial
Period	Debentures		Borrowings		Borrowings		Institutions		Total
July 2006-June 2007	~~W~~	536,563	~~W~~	197,590	~~W~~	64,144	~~W~~	9,262	~~W~~	807,559
July 2007-June 2008		32,000		2,740		49,588		9,262		93,590
July 2008-June 2009		508,676		2,306		98,738		9,262		618,982
July 2009-June 2010		—		1,735		12,001		9,262		22,998
Thereafter		—		967		93,930		4,514		99,411

	~~W~~	1,077,239	~~W~~	205,338	~~W~~	318,401	~~W~~	41,562	~~W~~	1,642,540

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Details of assets pledged as collaterals for short-term borrowings and long-term debts as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of Korean won)	Financial Institutions	2005		2004
Land	Shinhan Bank and others	~~W~~	34,023	~~W~~	35,541
Buildings and structures	Korea Development Bank and others		55,018		55,120
Machinery and equipment	MIZUHO Bank and others		53,055		54,918
Short-term and long-term financial instruments	Kyongnam Bank and others		6,555		6,555
Inventories	Korea First Bank and others		195,000		155,000
Trade accounts and notes receivable	MIZUHO Bank and others		64,077		62,900
Available-for-sale securities	Exchangeable bond creditor		337,749		362,818
Held-to-maturity securities	Gyeongsangbuk-do provincial office		31,191		32,000

		~~W~~	776,668	~~W~~	764,852

Details of loans from foreign financial institutions covered by guarantees provided by financial institutions as of June 30, 2005 and December 31, 2004, are as follows:

(in Korean won in millions)	2005				2004
	Foreign		Won		Foreign		Won
Financial Institutions	Currency		Equivalent		Currency		Equivalent
Korea Development Bank	EUR	6,896,093	~~W~~	8,535	EUR	7,255,009	~~W~~	10,324

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
14. Capital Lease and Operating Lease Agreements
Capital Lease
As of June 30, 2005, the Company acquired certain tools and vehicles under capital lease agreements, with acquisition cost amounting to ~~W~~ 7,758 million. The assets and liabilities under the capital leases are recognized at the present value of the minimum lease payments over the lease terms. The Company’s depreciation expense, with respect to the above lease agreements, for the six-month period ended June 30, 2005, amounted to ~~W~~ 869 million.
Future minimum lease payments under capital lease agreements are as follows:
(in millions of Korean won)

Period	Principal		Interest		Total
July 2005-June 2006	~~W~~	3,588	~~W~~	158	~~W~~	3,746
July 2006-June 2007		1,190		22		1,212

	~~W~~	4,778	~~W~~	180	~~W~~	4,958

Operating Lease

As of June 30, 2005, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~ 8,591 million for the six-month period ended June 30, 2005. Future lease payments under the above lease agreements are as follows:
(in millions of Korean won)

Period	Amount
July 2005-June 2006	~~W~~	5,137
July 2006-June 2007		4,115
July 2007-June 2008		1,739
July 2008-June 2009		400
July 2009-June 2010		19

	~~W~~	11,410

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
15. Accrued Severance Benefits
The changes in accrued severance benefits for the six-month period ended June 30, 2005, are as follows:

(in millions of Korean won)	Beginning Balance		Increase		Decrease		Adjustments [1]		Balance
Accrued severance benefits	~~W~~	561,980	~~W~~	204,850	~~W~~	113,868	~~W~~	30,283	~~W~~	683,245
National Pension Fund		(1,825)		—		(142)		(1,089)		(2,772)
Group severance insurance deposits		(329,788)		(41,416)		(15,044)		(15,888)		(372,048)

	~~W~~	230,367	~~W~~	163,434	~~W~~	98,682	~~W~~	13,306	~~W~~	308,425

[1]	Includes foreign currency adjustments and others.
The Company expects to pay the following future benefits to its employees upon their normal retirement age:
(in millions of Korean won)

July 1, 2005 ~ June 30, 2006	~~W~~	22,910
July 1, 2006 ~ June 30, 2007		33,950
July 1, 2007 ~ June 30, 2008		50,752
July 1, 2008 ~ June 30, 2009		67,045
July 1, 2009 ~ June 30, 2010		83,720
July 1, 2010 ~ June 30, 2015		513,329

	~~W~~	771,705

The above amounts were determined based on the employee’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
16. Other Liabilities
Other liabilities as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Other current liabilities
Advances received	~~W~~	354,419	~~W~~	316,778
Unearned revenue		1,905		2,397
Others		105,038		90,468

	~~W~~	461,362	~~W~~	409,643

Other long-term liabilities
Reserve for allowance	~~W~~	11,886	~~W~~	10,667
Others (Notes 14 and 21)		134,802		185,410

	~~W~~	146,688	~~W~~	196,077

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
17. Commitments and Contingencies
As of June 30, 2005, contingent liabilities for outstanding guarantees provided for the repayment of loans of affiliated companies are as follows:

			Amount		Won Equivalent
Grantors	Entity Being Guaranteed	Financial Institution	Guaranteed [1]		(in millions)
POSCO	VPS	Credit Lyonnais	US$	410,526	~~W~~	421
	POSINVEST	Industrial and
		Commercial Bank
		of China and others		126,015,586		129,090
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China		154,990,000		158,772
	PT POSMI Steel Indonesia	Korea Exchange Bank		1,800,000		1,844
POSCO E & C	IBC Corporation	The Export-Import Bank
		of Korea and others		61,780,000		63,287
	Shanghai Real Estate	Korea Exchange Bank
	Development Co., Ltd.	and others		29,500,000		30,220
	POSLILAMA Steel	The Export-Import Bank
	Structure Co., Ltd.	of Korea and others		19,000,000		19,464
Posteel Co., Ltd.	POS-THAI Steel Service Center Co., Ltd.	Sumitomo Bank and others		6,175,859		6,327
	POS-Qingdao Coil Center	Industrial Bank of Korea
	Co., Ltd.	and others		4,000,000		4,098
	PT POSMI Steel Indonesia	Korea Exchange Bank		5,400,000		5,532
POSCO Investment Co., Ltd.	Qingdao Pohang Stainless
	Steel Co., Ltd.	Bank of Tokyo-Mitsubishi		56,000,000		57,366
	SHUNDE Pohang Coated Steel Co., Ltd.	Bank of Tokyo-Mitsubishi		15,000,000		15,366
	POSVINA Co., Ltd.	Shinhan Bank		1,500,000		1,537
POSCO-Japan Co., Ltd.	Fujiura Butsuryu Center
	Co., Ltd.	Korea Exchange Bank	JPY	500,000,000		4,636
		POSINVEST		610,000,000		5,656

					~~W~~	503,616

[1] Currencies other than US$ or JPY are translated into US$ amount.
As of December 31, 2004, contingent liabilities for outstanding guarantees provided for the payment of loans of affiliated companies amount to ~~W~~ 443,154 million.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
As of June 30, 2005, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment of loans are as follows:

			Amount		Won Equivalent
Grantors	Entity Being Guaranteed	Financial Institution	Guaranteed [1]		(in millions)
POSCO	Dae Kyeong Special Steel	The Korea Development	~~W~~	3,022	~~W~~	3,022
	Co., Ltd.	Bank	US$	2,273,600		2,329
	DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	1,601		1,601
	The Siam United Steel	Japan Bank for
	Co. Ltd.	International
		Cooperation	US$	7,006,981		7,178
	Zeus	Related creditors	JPY	51,622,000,000		478,675
POSCO E & C	Zenith	Woori Bank	~~W~~	108,975		108,975
	Humanrex	Woori Bank		49,954		49,954
	Others	Others		24,844		24,844

					~~W~~	676,578

As of December 31, 2004, contingent liabilities for outstanding guarantees provided to non-affiliated companies for the repayment for loans amount to ~~W~~ 720,361 million.
POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of three to ten years and provide for periodic price adjustments to the market price. As of June 30, 2005, 147 million tons of iron ore and 112 million tons of coal remained to be purchased under such long-term contracts.
The Company paid US$159,600,000 on behalf of POSVEN on June 21, 2002, an affiliate which is 60 % owned by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.
During the year ended December 31, 2004, due to the settlement of liquidation dividends from POSVEN, the Company recorded recovery of allowance for doubtful accounts amounting to ~~W~~ 108 billion. As of June 30, 2005, the expected liquidation dividend receivables amounting to ~~W~~ 14,447 million are recorded as other account receivables (Note 5).
POSCO entered into a contract on the usage of bulk carriers with Hanjin Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.
On July 1, 2004, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang LNG terminal on July 4, 2005.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
As of June 30, 2005, POSCO has a bank overdraft agreement up to ~~W~~ 210,000 million with Woori Bank and other six banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial bank of Korea and other nine banks for credit lines up to ~~W~~ 335,000 million. POSCO has 44 promissory notes, including a blank promissory note, with the Korea Development Bank, as collaterals for loans from foreign financial institutions. POSCO has entered into an agreement with Woori Bank and others for opening letters of credit and document against acceptance and document against payment transactions in relation to trade up to US$800 million, and foreign short-term borrowings up to US$100 million as of June 30, 2005.
As of June 30, 2005, POSCO E & C has a bank overdraft agreement up to ~~W~~ 40,000 million with Woori Bank and other banks. In addition, POSCO E & C has a revolving loan agreement up to ~~W~~ 334,200 million with Suhyup Bank and other banks. In addition, POSCO E & C has provided eight blank promissory notes and 15 other notes, with amounts equivalent to approximately ~~W~~ 232,013 million, to other financial institutions as collateral for agreements and outstanding loans. POSCO E & C has provided six blank checks and one other check, with amounts equivalent to approximately ~~W~~ 2,500 million as collaterals for agreements and outstanding loans as of June 30, 2005.
As of June 30, 2005, Posteel Co., Ltd. has entered into local and foreign credit agreements, up to ~~W~~ 240,000 million and US$317,900,000, respectively, with Hana Bank and other banks of which ~~W~~ 202,470 million and US$187,425,000 remains unused, respectively. In addition, Posteel Co., Ltd. has an unsettled document against acceptance amounting to ~~W~~ 81,760 million and an unsettled document against payment balances in relation to exports amounting to ~~W~~ 1,389 million.
As of June 30, 2005, POSCON Co., Ltd. has a credit purchase loan agreement with Shinhan Bank and other banks for credit line up to ~~W~~ 13,000 million and revolving loan agreement up to ~~W~~ 35,000 million. In addition, POSCON Co., Ltd. has entered into an agreement with Shinhan Bank and other banks for opening letters of credit in relation to trade up to US$18 million.
As of June 30, 2005, Pohang Coated Steel Co., Ltd. has provided a blank promissory note to Korea Zinc Company Ltd. as a guarantee for the repayment of loan. In addition, Pohang Coated Steel Co., Ltd. has entered into an agreement to discount its trade accounts receivable with Shinhan Bank and other banks for amount up to ~~W~~ 15,000 million.
As of June 30, 2005, POSCO Machinery & Engineering Co., Ltd. has entered into a bank overdraft agreement up to ~~W~~ 2,000 million with Shinhan Bank, a local credit loan agreement up to ~~W~~ 6,000 million and a credit purchase loan agreement up to ~~W~~ 9,000 million with Shinhan Bank and other banks. In addition, POSCO Machinery & Engineering Co., Ltd. has entered into an agreement with Shinhan Bank for opening letters of credit in relation to trade up to US$3 million and a loan agreement, secured by trade accounts receivables, up to ~~W~~ 1,000 million with Shinhan Bank. POSCO Machinery & Engineering Co., Ltd. has an outstanding balance of discounted notes amounting to ~~W~~ 4,804 million as of June 30, 2005.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
As of June 30, 2005, POSDATA Co., Ltd. has provided a note to HP Financial Services for an outstanding lease agreement. In addition, POSDATA Co., Ltd. has an outstanding balance of discounted notes amounting to ~~W~~ 283 million. POSDATA Co., Ltd. entered into a loan on bills agreement up to ~~W~~ 70,000 million with Shinhan Bank and other banks as of June 30, 2005.
As of June 30, 2005, POS-AC Co., Ltd. has a bank overdraft agreement with Woori Bank amounting to ~~W~~ 1,000 million and a loan agreement, secured by trade accounts receivables, amounting to ~~W~~ 3,000 million. In addition, POS-AC Co., Ltd. has entered into an agreement with Woori Bank amounting to ~~W~~ 1,000 million in relation to discount of commercial bills.
As of June 30, 2005, Changwon Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, up to ~~W~~ 30,000 million with Woori Bank. In addition, Changwon Sepcialty Steel Co., Ltd. has an agreement with Korea First Bank and four other banks for opening letters of credit up to US$45 million and ~~W~~ 31,000 million, and a local currency loan agreement up to ~~W~~ 10,000 million.
As of June 30, 2005, POSCO Machinery Co., Ltd. has a loan agreement, secured by trade accounts receivables, up to ~~W~~ 6,000 million with Woori Bank. In addition, POSCO Machinery Co., Ltd. has entered into an agreement with Korea Exchange Bank for opening letters of credit up to US$3 million.
As of June 30, 2005, POSCO America Corp. has a loan agreement up to US$50 million with Bank of America.
As of June 30, 2005, POSCO Canada Ltd. has a loan agreement up to CAD15 million with Korea Exchange Bank of Canada.
As of June 30, 2005, POSCO Asia Co., Ltd. has a loan agreement up to US$140 million with Bank of America and other banks.
As of June 30, 2005, POSMETAL Co., Ltd. has a loan agreement up to JPY3,100 million with the Bank of Fukuoka and other banks.
As of June 30, 2005, Zhangjiagang Pohang Stainless Steel Co., Ltd. has a loan agreement up to US$400 million with Bank of China and other banks.
As of June 30, 2005, POSCO Refractories & Environment Company Ltd. (POSREC) has a bank overdraft agreement up to ~~W~~ 6,000 million and a credit purchase loan agreement up to ~~W~~ 12,000 million with Pusan Bank and other banks. In addition, POSREC has entered into an agreement up to US$5 million and ~~W~~ 5,000 million with Pusan Bank and Citibank Korea, respectively, for opening letters of credit.
As of June 30, 2005, Dongwoosa Service Inc. has provided a blank promissory note to Hyundai Motor Service as a guarantee for the maintenance of vehicles.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
As of June 30, 2005, Samjung Packing & Aluminum Co., Ltd. has a bank overdraft agreement up to ~~W~~ 1,000 million with Woori Bank and a purchase loan agreement up to ~~W~~ 28,000 million with Woori Bank and other banks. In addition, Samjung Packing & Aluminum Co., Ltd. has entered into an agreement up to US$15 million with Woori Bank and other banks for opening letters of credit in relation to trade.
The Company is a defendant in various domestic and foreign legal actions arising during the normal course of business. As of June 30, 2005, the aggregate amounts of domestic and foreign claims against the Company as the defendant amounted to approximately ~~W~~ 30,747 million and US$ 1,319,834 in 16 pending cases. The Company believes that the outcome of these cases is uncertain but, in any event, they would not result in a material ultimate loss for the Company.
In accordance with the resolution of the Board of Directors on May 24, 2005, the Company acquired 11.75% equity interest in Korea Independent Energy Corp. for the purpose of diversification of its business. In addition, the Company plans to acquire an additional 38.25% of equity interest in July of 2005.
On June 22, 2005, POSCO entered into a memorandum of understanding with the Orissa State Government of India for the construction of an integrated steel mill and the development of a mine in Bhubaneswar, the capital of Orissa.
18. Capital Surplus
Capital surplus as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Additional paid-in capital	~~W~~	463,825	~~W~~	463,825
Revaluation surplus		3,213,414		3,213,414
Others		214,150		218,139

	~~W~~	3,891,389	~~W~~	3,895,378

19. Retained Earnings
Retained earnings as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Appropriated
Legal reserve	~~W~~	241,201	~~W~~	241,201
Appropriated retained earnings		918,300		918,300
Other legal reserve		1,303,333		880,000
Voluntary reserve		9,735,199		7,341,899

		12,198,033		9,381,400
Unappropriated		2,705,494		3,469,718

	~~W~~	14,903,527	~~W~~	12,851,118

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Legal Reserve
The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
Other Legal Reserve
Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
Voluntary Reserve
The Company appropriates a certain portion of retained earnings, such as reserve for business rationalization, reserve for business expansion and appropriated retained earnings for dividends, pursuant to a shareholder resolution, as a voluntary reserve. This reserve may be transferred to unappropriated retained earnings by the resolution of shareholders, and may be distributed as dividends after its reversal.
Additional Losses of Minority Interest
Accumulated deficit of SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd., an affiliates included in the consolidated financial statements, resulted in losses in excess of minority interest amounting to ~~W~~ 20,787 million for the six-month period ended June 30, 2005 (2004: ~~W~~ 13,205 million). The additional losses are deducted from the consolidated retained earnings to be charged to the controlling company. The Company plans to add any profits resulting from SEO MUEUN Development Inc. and POSLILAMA Steel Structure Co., Ltd. to the controlling company’s equity until they recover the amount of losses in excess of minority interest.
Interim Dividends
POSCO declared interim dividends, which are scheduled to be approved by the Board of Directors on July 12, 2005. For the year ended December 31, 2004, the Company declared interim dividends in accordance with the resolution of the Board of Directors on July 23, 2004. Details of interim dividends in 2005 and 2004 are as follows:

	2005			2004
	Dividend Ratio	Dividend		Dividend Ratio	Dividend
(in millions of Korean won)	(%)	Amount		(%)	Amount
Common shares	40	~~W~~	157,520	30	~~W~~	121,062

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Dividend Payout Ratio

(in millions of Korean won)	2005		2004
Interim dividends	~~W~~	157,520	~~W~~	121,062
Net income		2,582,398		1,633,295
Dividend payout ratio		6.10%		7.41%
Dividend Yield Ratio

(in Korean won)	2005		2004
Interim dividends	~~W~~	2,000	~~W~~	1,500
Market price as of balance sheet date		182,500		149,000
Dividend yield ratio		1.10%		1.01%
20. Capital Adjustments
Capital adjustments as of June 30, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005		2004
Treasury stock	~~W~~	(1,036,796)	~~W~~	(680,144)
Cumulative foreign currency translation adjustment		3,366		15,912
Valuation loss on investment securities		(464,910)		(486,502)

	~~W~~	(1,498,340)	~~W~~	(1,150,734)

For the stabilization of the stock price, retirement of stock and completion of privatization, POSCO holds 7,514,891 shares of its own common stock amounting to ~~W~~ 935,682 million, and 912,010 shares of specified money in trust amounting to ~~W~~ 101,114 million as of June 30, 2005. The treasury stock is carried at acquisition cost.
POSCO restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, in accordance with the law on welfare for the laborers, POSCO sold 1,557,211 shares and 17,828 shares of its treasury stock on July 26, 2004 and December 21, 2004, respectively, to the association of employee stock ownership as approved by the Board of Directors on July 23, 2004 and December 17, 2004, respectively, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
21. Stock Appreciation Rights
POSCO granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	311,164 shares	6,984 shares	3,931 shares	24,163 shares	—	—
Number of shares outstanding	123,003 shares	48,912 shares	16,564 shares	111,734 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	- July 23, 2008	- April 27, 2009	- Sept. 18, 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
Settlement method	Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.
POSCO applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are accounted as other long-term liabilities and amortized over the vesting period of the stock grants.
The compensation costs for stock appreciation rights granted to employees and executives for the six-month period ended June 30, 2005, and for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	36,297	~~W~~	2,851	~~W~~	1,461	~~W~~	9,663	~~W~~	1,695	~~W~~	—	~~W~~	51,967
Current periods		139		(470)		(127)		1,202		1,260		—		2,004
Future periods		—		—		—		—		3,343		—		3,343

	~~W~~	36,436	~~W~~	2,381	~~W~~	1,334	~~W~~	10,865	~~W~~	6,298	~~W~~	—	~~W~~	57,314

POSDATA Co., Ltd. granted (1st grant) stock appreciation rights of 138,000 shares to its executives. However, the outstanding stock appreciation rights have been reduced to 88,000 shares as certain employees and executives have retired as of June 30, 2005. For the six-month period ended June 30, 2005, POSDATA Co., Ltd. recognized stock compensation cost amounting to ~~W~~ 392 million, with no additional stock compensation cost to be recognized in the future.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
The following table summarizes information about appreciation rights granted and expense recognized at the award date:

(in Korean Won)	As of June 30, 2005			As of June 30, 2004
	Number of	Weighted-		Number of	Weighted-
	stock	average		stock	average
Stock appreciation rights	appreciation	exercise price		appreciation	exercise price
outstanding,	rights	per share		rights	per share
At beginning of the periods	722,007	~~W~~	118,711	638,598	~~W~~	103,681
Granted	90,000		151,700	—		—
Exercised	(207,566)		98,900	(22,130)		98,900
Forfeited	—		—	—		—

At ending of the periods	604,441	~~W~~	130,426	616,468	~~W~~	103,583

Exercisable at the end of the periods	300,213	~~W~~	109,041	456,885	~~W~~	103,581

Weighted-average fair value at grant date		~~W~~	110,179		~~W~~	95,641

The following table summarizes information about stock appreciation rights outstanding at June 30, 2005:

(in Korean Won)	Appreciation rights outstanding
		Weighted-average	Weighted-average exercise
Exercise prices	Shares	remaining contractual Life	price per share
98,400	123,003	3.07 years	~~W~~	98,400
135,800	48,912	3.83 years		135,800
115,600	16,564	4.22 years		115,600
102,900	111,734	4.82 years		102,900
151,700	214,228	6.07 years		151,700
194,900	90,000	6.83 years		194,900

	604,114	5.11 years	~~W~~	135,989

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
22. Derivatives
The Company has entered into various derivatives agreements with financial institutions to hedge currency and commodity price risks. The gains and losses on those derivatives for the six-month period ended June 30, 2005, and related contracts outstanding as of June 30, 2005, are as follows:

(in millions of Korean won)
	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
POSCO	Currency forward	Trading	Citibank Korea and others	~~W~~	—	~~W~~	—	~~W~~	463	~~W~~	302
	Nickel future	”	Sempra Metal Ltd.		49		—		133		—
POSCO E&C	Currency forward	”	Citibank Korea and others		732		3,751		288		3,064
Posteel Co., Ltd.	”	”	Hana Bank and others		63		3		6		—
Pohang Coated	”	”	Shinhan Bank		—		—		36		22
Steel Co., Ltd.	Option	”	”		36		507		377		—
POSDATA	Currency forward	Cash flows hedge	Korea Exchange Bank		—		—		73		—
Changwon Specialty Steel Co., Ltd.	”	Trading	Korea First Bank		—		14		5		16

				~~W~~	880	~~W~~	4,275	~~W~~	1,381	~~W~~	3,404

The gains and losses on currency swap and currency forward contracts for the six-month period ended June 30, 2004, and related contracts outstanding as of June 30, 2004, were as follows:

(in millions of Korean won)
	Type of	Purpose of	Financial	Valuation		Valuation		Transaction		Transaction
Company	Transaction	Transaction	Institutions	Gain		Loss		Gain		Loss
POSCO	Currency swap	Trading	Citibank Korea and others	~~W~~	2,115	~~W~~	—	~~W~~	—	~~W~~	—
	Nickel future	”	Sempra Metal Ltd.		18		—		2,064		5,981
	Future exchange	”	CALYON		—		—		—		296
POSCO E&C	Currency forward	Fair value hedge	Citibank Korea and others		3,055		386		3,246		504
Posteel Co., Ltd.	”	Trading	Citibank Korea		10		16		303		470
Pohang Coated	”	”	Shinhan Bank
Steel Co., Ltd.					—		—		3,106		67
Changwon Specialty Steel Co., Ltd.	”	Fair value hedge	Korea First Bank		12		—		25		—

				~~W~~	5,210	~~W~~	402	~~W~~	8,744	~~W~~	7,318

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
23. Selling and Administrative Expenses
Selling and administrative expenses for the six-month periods ended June 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Transportation and storage	~~W~~	238,692	~~W~~	244,533
Salaries		80,675		73,592
Welfare		52,747		38,357
Depreciation and amortization		33,802		33,353
Fees and charges		55,554		30,977
Advertising		50,006		26,928
Research and development		18,390		26,625
Severance benefits		16,083		12,139
Sales commissions		9,896		9,695
Travel		8,880		8,534
Rent		7,981		7,299
Repairs		5,287		6,954
Training		7,585		5,363
Office supplies		4,795		4,764
Provision for doubtful accounts		27,015		4,199
Meeting		4,862		4,124
Taxes and public dues		6,076		4,290
Vehicle expenses		1,057		3,082
Membership fees		4,319		3,702
Sales promotions		2,655		3,062
Entertainment		3,514		2,760
Others		20,099		11,264

	~~W~~	659,970	~~W~~	565,596

24. Donations
Donations by the Company for the six-month periods ended June 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Employee benefit welfare	~~W~~	68,500	~~W~~	58,000
POSCO Educational Foundation		20,000		20,000
Others		3,636		5,019

	~~W~~	92,136	~~W~~	83,019

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
25. Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.
Income tax expenses for the six-month periods ended June 30, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005		2004
Current income taxes	~~W~~	982,399	~~W~~	710,228
Deferred income taxes		67,949		(36,115)

	~~W~~	1,050,348	~~W~~	674,113

POSAM and 21 other overseas subsidiaries recorded taxes payable for the six-month period ended June 30, 2005, as income tax expense in accordance with the applicable tax laws.
The following table reconciles income tax expense computed at the statutory rates to the actual income tax expense recorded by the Company:

(in millions of Korean won)	2005		2004
Net income before income tax	~~W~~	3,650,089	~~W~~	2,321,027
Statutory tax rate (%)		27.5		29.7

Income tax expense computed at statutory rate		1,003,761		689,338
Tax credit		(78,472)		(56,550)
Others, net		125,059		41,325

Income tax expense	~~W~~	1,050,348	~~W~~	674,113

Effective rate (%)		28.78		29.04

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
26. Earnings Per Share
Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock as adjusted by extraordinary gains or losses and net of related income taxes, by the weighted average number of common shares outstanding during the period.

	Number of	Number of Days	Weighted
Period	Shares Issued	Outstanding	Number of Shares
CBeginning balance[1]	80,503,664	181	14,571,163,184
Acquisition treasury stock	1,743,730	— [2]	(179,570,872)

			14,391,592,312

Period	Weighted-Average Number of Common Shares
For the six-month period ended June 30, 2005:	14,391,592,312 ÷ 181 = 79,511,560

For the six-month period ended June 30, 2004:	14,688,845,990 ÷ 182 = 80,707,945

[1]	Beginning balance of common shares excludes 6,683,171 treasury shares

[2]	The Company acquired 1,743,730 treasury shares during the six-month period ended June 30, 2005. For the computation of weighted average number of common shares outstanding, the number of treasury shares was excluded (Note 20).
Basic earnings and ordinary income per share for the six-month periods ended June 30, 2005 and 2004, are calculated as follows:

(in millions of Korean won, except per share amounts)	2005		2004
Net income (ordinary income)	~~W~~	2,582,398	~~W~~	1,633,295
Weighted-average number of common shares outstanding		79,511,560		80,707,945

Basic earnings and ordinary income per share	~~W~~	32,478	~~W~~	20,237

Diluted Earnings Per Share
Diluted earnings per share for the six-month periods ended June 30, 2005 and 2004, are identical to basic earnings per share, since there is no dilutive effect resulting from the stock option plan as of June 30, 2005 and 2004.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
27.	Assets and Liabilities Denominated in Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2005 and December 31, 2004, are as follows:

	2005				2004
(in millions			Won		Won
of Korean won)	Foreign Currency [3]		Equivalent		Equivalent
Assets
Cash and cash equivalents, and	US$	41,535,790	~~W~~	42,549	~~W~~	38,628
other financial instruments [1]	JPY	279,179,817		2,589		9
	Overseas subsidiaries (US$)	216,922,420		222,215		218,143
Trade accounts and notes receivable	US$	454,982,328		466,084		330,210
	JPY	4,497,391,223		41,703		42,382
	EUR	2,680,173		3,317		934
	Overseas subsidiaries (US$)	170,103,353		174,254		317,097
Other accounts and notes receivable	US$	15,610,770		15,992		18,793
	JPY	719,833,182		6,675		104
	Overseas subsidiaries (US$)	37,151,503		38,058		8,339
Short-term and long-term loans receivable	Overseas subsidiaries (US$)	57,735,926		59,145		72,461
Long-term trade accounts and notes receivable	Overseas subsidiaries (US$)	70,513		72		74
Investment securities [2]	US$	1,001,688		1,026		1,044
	Overseas subsidiaries (US$)	19,023,983		19,488		25,134
Guarantee deposits	US$	372,672		382		462
	Overseas subsidiaries (US$)	2,625,297		2,689		1,317

			~~W~~	1,096,238	~~W~~	1,075,131

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

	2005				2004
(in millions			Won		Won
of Korean won)	Foreign Currency [3]		Equivalent		Equivalent
Liabilities
Trade accounts and notes payable	US$	358,440,838	~~W~~	367,187	~~W~~	274,779
	JPY	1,577,236,571		14,625		5,358
	EUR	775,922		960		7,304
	Overseas subsidiaries (US$)	145,975,943		149,538		110,338
Other accounts and notes payable	US$	5,321,977		5,452		7,595
	JPY	474,752,924		4,402		2,780
	EUR	164,000		203		508
	Overseas subsidiaries (US$)	23,962,469		24,547		432
Accrued expenses	US$	130,513,947		133,698		225,902
	Overseas subsidiaries (US$)	13,983,220		14,324		10,731
Short-term borrowings	US$	18,003,589		18,443		15,875
	JPY	500,000,000		4,636		—
	Overseas subsidiaries (US$)	755,567,476		774,003		520,292
Withholdings	US$	4,808,855		4,926		5,335
	JPY	45,644,000		423		371
	EUR	3,712,203		4,595		6,814
	Overseas subsidiaries (US$)	436,072		447		562
Debentures [2,4]	US$	260,165,000		266,513		481,938
	JPY	81,622,000,000		756,856		826,072
Foreign currency loans [4]	JPY	2,957,723,814		27,426		32,221
	Overseas subsidiaries (US$)	324,853,665		332,780		256,404
Loans from foreign financial institutions [4]	US$	21,312,145		21,832		24,470
	EUR	23,424,160		28,992		36,146
	Overseas subsidiaries (US$)	—		—		28

			~~W~~	2,956,808	~~W~~	2,852,255

[1]	Include cash and cash equivalents, short-term financial instruments and long-term financial instruments.

[2]	Presented at face value.

[3]	Currencies other than US$, JPY, and EUR have been converted into US$ while the amounts of overseas subsidiaries are converted into US$.

[4]	Includes current portion of long-term debts.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
28.	Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with consolidated subsidiaries for the six-month periods ended June 30, 2005 and 2004, and the related account balances as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004
POSCO E & C	~~W~~	1,139	~~W~~	3,613	~~W~~	843,443	~~W~~	309,845	~~W~~	18	~~W~~	82,889	~~W~~	173,670	~~W~~	237,283
Posteel Co., Ltd.		508,667		405,913		32,460		30,810		142,050		122,260		2,328		1,876
POSCON Co., Ltd.		77		84		105,241		86,067		1		15,172		19,248		43,050
Pohang Coated Steel Co., Ltd.		230,726		126,062		704		324		40,927		43,021		168		1
POSCO Machinery & Engineering Co., Ltd.		18		12		79,368		52,173		2		2,270		24,079		27,879
POSDATA Co., Ltd.		465		461		90,208		103,174		1		442		27,227		30,782
POSCO Research Institute		—		—		4,809		2,995		—		—		561		7,224
Seung Kwang Co., Ltd.		—		—		37		20		2,063		2,038		—		—
POS-AC Co., Ltd.		275		247		12,361		9,022		—		—		850		663
Changwon Specialty Steel Co., Ltd.		1		3		35,382		38,697		1		1		6,257		6,692
POSCO Machinery Co., Ltd.		36		71		50,631		44,873		1		4,300		12,615		19,767
POSTECH Venture Capital Co., Ltd.		32		29		—		—		—		—		53		—
POSCO Refractories & Environment Company Ltd. (POSREC)		92		97		94,082		83,003		17		19		18,431		23,526
POSCO Terminal Co., Ltd.		4,303		—		132		—		1,134		—		51		—
Dongwoosa Service Inc.		533		—		18,950		—		1		—		5,853		—
Samjung Packing & Aluminum Co., Ltd.		8,024		—		139,053		—		1,193		—		21,491		—
Pohang Steel America Corporation (POSAM)		25,955		12,397		—		—		—		—		—		—
POSCO Australia Pty. Ltd. (POSA)		5,284		—		9,154		26,935		—		24		—		—
POSCO Canada Ltd. (POSCAN)		—		—		47,891		26,374		—		16		13,354		—
POSCO Asia Co., Ltd. (POA)		324,723		270,247		74,270		77,715		27,048		29,866		6,584		4,730
POSCO International Osaka, Inc. (PIO)		—		201,028		—		13,840		—		—		—		—
VSC-POSCO Steel Corporation (VPS)		—		—		—		—		—		11		—		—
DALIAN POSCO–CFM Coated Steel Co., Ltd.		—		15,794		—		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		468,169		373,413		—		—		17,135		16,486		—		—
SHUNDE Pohang Coated Steel Co., Ltd.		—		14,354		—		—		—		—		—		—
POS-THAI Steel Service Center Co., Ltd.		4,081		—		—		—		—		—		—		—
Qingdao Pohang Stainless Steel Co., Ltd.		132,916		—		—		—		16,856		—		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		3,277		—		—		—		—		—		—		—
POSCO-JAPAN Co., Ltd.		—		190		639		4,442		—		—		—		—
POSCO-China Holding Corp.		286,946		—		37,376		—		8,203		18,751		562		1,722

	~~W~~	2,005,739	~~W~~	1,424,015	~~W~~	1,676,191	~~W~~	910,309	~~W~~	256,651	~~W~~	337,566	~~W~~	333,382	~~W~~	405,195

[1]	Sales and others include sales, non-operating income and others; purchases and others

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004

include purchases, overhead expenses and others.

[2]	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.
Significant transactions, which occurred in the ordinary course of business, with equity method investees for the six-month periods ended June 30, 2005 and 2004, and related account balances as of June 30, 2005 and December 31, 2004, are as follows:

(in millions of	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
Korean won)	2005		2004		2005		2004		2005		2004		2005		2004
eNtoB Corporation	~~W~~	—	~~W~~	—	~~W~~	78,876	~~W~~	54,606	~~W~~	—	~~W~~	—	~~W~~	3,866	~~W~~	3,286
KOBRASCO		—		—		63,748		44,350		—		—		10,257		2,584
UPI		135,770		178,273		—		—		—		—		—		—
POSCHROME		—		—		25,971		26,133		—		—		358		—
POSVINA Co., Ltd.		7,991		5,735		—		—		—		4		—		—
Posmmit Steel Centre SDN BHD (POSMMIT)		6,897		2,877		—		—		692		—		—		—
PT POSMI STEEL Indonesia (POSMI)		—		5		—		—		—		—		—		—

	~~W~~	150,658	~~W~~	186,890	~~W~~	168,595	~~W~~	125,089	~~W~~	692	~~W~~	4	~~W~~	14,481	~~W~~	5,870

[1]	Sales and others include sales, non-operating income and others; purchases and others include purchases, overhead expenses and others.

[2]	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.
Eliminations of inter-company revenues and expenses for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of	Revenues
Korean won)	2005		2004
Sales	~~W~~	4,248,990	~~W~~	2,614,527
Interest income		87		618
Rental income		415		367
Others		258		716

	~~W~~	4,249,750	~~W~~	2,616,228

	Expenses
	2005		2004
Cost of goods sold	~~W~~	4,146,730	~~W~~	2,553,328
Interest expense		1,633		156
Selling and administrative expenses		74,397		56,371
Others		26,990		6,373

	~~W~~	4,249,750	~~W~~	2,616,228

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Eliminations of significant inter-company receivables and payables for the six-month period ended June 30, 2005 and for the year ended December 31, 2004, are as follows:

(in millions of
Korean won)	2005		2004
Trade accounts and notes receivable	~~W~~	786,157	~~W~~	676,744
Short-term loans receivable		21,256		20,628
Other accounts and notes receivable		1,546		296
Long-term loans receivable		37,281		51,032
Other assets		223,575		114,930

	~~W~~	1,069,815	~~W~~	863,630

	2005		2004
Trade accounts and notes payable	~~W~~	471,627	~~W~~	412,421
Short-term borrowings		74,819		19,959
Other accounts and notes payable		255,559		265,881
Long-term debts		39,138		50,435
Other liabilities		228,672		114,934

	~~W~~	1,069,815	~~W~~	863,630

29.	Segment and Regional Information

The operating segment information of the Company, set forth below, is derived from internal management reporting system used by management to measure performance of the business segments.

The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of and for the six-month period ended June 30, 2005:

(in millions of							Consolidation
Korean won)	Steel		Trading		Others		Adjustment		Consolidated
Statement of income
External customers	~~W~~	12,712,976	~~W~~	1,832,717	~~W~~	2,882,812	~~W~~	(4,248,990)	~~W~~	13,179,515
Less: Inter-segment		2,177,051		578,797		1,493,142		(4,248,990)		—

Net sales	~~W~~	10,535,925	~~W~~	1,253,920	~~W~~	1,389,670	~~W~~	—	~~W~~	13,179,515

Balance sheet
Inventories	~~W~~	3,327,004	~~W~~	121,535	~~W~~	551,680	~~W~~	(135,169)	~~W~~	3,865,050
Investments		4,038,133		301,250		699,086		(2,362,315)		2,676,154
Property, plant and equipment		10,948,106		221,255		624,342		(755,273)		11,038,430
Intangible assets		349,151		878		121,724		(12,721)		459,032

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
The following table provides information on the significant financial status of each operating segment of the consolidated subsidiaries as of December 31, 2004, and for the six-month period ended June 30, 2004:

(in millions of							Consolidation
Korean won)	Steel		Trading		Others		Adjustment		Consolidated
Statement of income
External customers	~~W~~	10,323,492	~~W~~	1,348,973	~~W~~	1,776,727	~~W~~	(2,614,527)	~~W~~	10,834,665
Less: Inter-segment		1,504,915		263,843		845,769		(2,614,527)		—

Net sales	~~W~~	8,818,577	~~W~~	1,085,130	~~W~~	930,958	~~W~~	—	~~W~~	10,834,665

Balance sheet
Inventories	~~W~~	2,534,497	~~W~~	72,463	~~W~~	515,567	~~W~~	(57,006)	~~W~~	3,065,521
Investments and other financial assets		4,087,223		282,491		633,453		(2,298,629)		2,704,538
Property, plant and equipment		10,189,473		230,082		586,270		(565,534)		10,440,291
Intangible assets		410,170		1,515		97,100		(12,470)		496,315
Substantially all of the Company’s operations are for the production of steel products. Net sales for the six-month periods ended June 30, 2005 and 2004, and non-current assets by geographic location as of June 30, 2005 and December 31, 2004, are as follows:

	Sales				Non-Current Assets
(in millions of Korean won)	2005		2004		2005		2004
Korea	~~W~~	9,244,956	~~W~~	7,477,020	~~W~~	15,968,914	~~W~~	15,295,486
Japan		700,244		557,339		80,665		84,640
China		1,600,095		1,532,461		896,062		813,798
Asia/Pacific, excluding Japan and China		765,260		639,667		102,830		108,119
North America		245,802		220,110		169,930		153,919
Others		623,158		408,068		85,525		61,815
Consolidation adjustments		—		—		(3,130,309)		(2,876,633)

	~~W~~	13,179,515	~~W~~	10,834,665	~~W~~	14,173,617	~~W~~	13,641,144

30. Transactions Not affecting Cash Flows
Significant transactions not affecting cash flows for the six months ended June 30, 2005 and 2004, are as follows.

(in millions of Korean won)	2005		2004
Transfer to specific property, plant and equipment accounts from construction-in-progress	~~W~~	1,784,157	~~W~~	263,172
Unrealzed valuation loss on investment securities		111,598		60,678
Current maturities of loans from foreign financial institutions		4,631		10,228
Current maturities of debentures		478,181		553,456
31. Reclassification of Prior Periods’ Financial Statement Presentation
Certain amounts in the June 30, 2004 and December 31, 2004 financial statements have been reclassified to conform to the June 30, 2005 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Reconciliation to U.S. Generally Accepted Accounting Principles
The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the Republic of Korea (“Korean GAAP”), which differs in certain material respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Application of U.S. GAAP would have affected the balance sheets as of June 30, 2005 and December 31, 2004 and net income for each of the six-month periods ended June 30, 2005 and 2004, to the extent described below.
A description of the material differences between Korean GAAP and U.S. GAAP as they relate to the Company are discussed in detail below.
32. Significant Differences between Korean GAAP and U.S. GAAP
(a) Reconciliation of net income from Korean GAAP to U.S. GAAP

	Adjustments		Adjustments
	before income	Income tax	after income
(in millions of Korean won, except share data)	tax	effect	tax
For the six-month period ended June 30, 2005

Net income under Korean GAAP			~~W~~	2,582,398

Adjustments:
Fixed asset revaluation	9,752	(2,682)		7,070
Capitalized costs	20,861	(5,737)		15,124
Capitalized repairs	(2,886)	794		(2,092)
Impairment loss on investment securities	(9,334)	2,567		(6,767)
Others, net	(793)	218		(575)

	17,600	(4,840)		12,760

Net income as adjusted in accordance with U.S. GAAP			~~W~~	2,595,158

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP			~~W~~	32,639

Weighted-average shares outstanding(in thousands)				79,512

For the six-month period ended June 30, 2004

Net income under Korean GAAP			~~W~~	1,633,295

Fixed asset revaluation	13,772	(3,561)		10,211
Capitalized costs	12,460	(3,427)		9,033
Capitalized repairs	(4,755)	1,308		(3,447)
Impairment loss on investment securities	(554,366)	152,451		(401,915)
Others, net	3,010	(828)		2,182

	(529,879)	145,943		(383,936)

Net income as adjusted in accordance with U.S. GAAP			~~W~~	1,249,359

Basic and diluted earnings per share, as adjusted, in accordance with U.S. GAAP			~~W~~	15,480

Weighted-average shares outstanding(in thousands)				80,708

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(b) Reconciliation of shareholders’ equity from Korean GAAP to U.S. GAAP

	Adjustments		Adjustments
	before income	Income tax	after income
(in millions of Korean won)	tax	effect	tax
As of June 30, 2005

Total shareholders’ equity under Korean GAAP			~~W~~	18,157,361
Minority interest				(378,382)

				17,778,979

Adjustments:
Fixed asset revaluation	(185,293)	28,023		(157,270)
Capitalized costs	291,688	(80,214)		211,474
Capitalized repairs	6,150	(1,691)		4,459
Impairment loss on investment securities	(56,885)	15,643		(41,242)
Others, net	(4,920)	1,353		(3,567)

	50,740	(36,886)		13,854

Total shareholders’ equity, as adjusted, in accordance with U.S. GAAP			~~W~~	17,792,833

As of December 31, 2004

Total shareholders’ equity under Korean GAAP			~~W~~	16,386,056
Minority interest				(307,891)

				16,078,165

Adjustments:
Fixed asset revaluation	(195,044)	30,704		(164,340)
Capitalized costs	270,827	(74,477)		196,350
Capitalized repairs	9,036	(2,485)		6,551
Impairment loss on investment securities	(48,399)	13,310		(35,089)
Others, net	(4,127)	202,335		198,208
Deferred taxes related to OCI	—	(71,788)		(71,788)

	32,293	97,599		129,892

Total shareholders’ equity, as adjusted, in accordance with U.S. GAAP			~~W~~	16,208,057

(c) Fixed asset revaluation
Under Korean GAAP, certain fixed assets were subject to upward revaluations in accordance with the Asset Revaluation Law, with the revaluation increment credited to capital surplus. As a result of this revaluation, depreciation expense on these assets was adjusted to reflect the increased basis. Under U.S. GAAP, such a revaluation is not permitted and depreciation expense should be based on historical cost. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of fixed assets under U.S. GAAP.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(d) Capitalized costs
Under Korean GAAP, the Company capitalizes certain foreign exchange gains and losses on borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange gains and losses are included in the results of operations for the current period. No foreign exchange gains and losses have been capitalized for the six-month periods ended June 30, 2005 and 2004 under Korean GAAP. Depreciation of net capitalized foreign exchange gains and losses carried forward from prior periods amounted to ~~W~~ 10,305 million and ~~W~~ 10,305 million for the six-month periods ended June 30, 2005 and 2004, respectively.
In addition, under Korean GAAP, interest costs that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use are generally expensed as incurred, except when certain criteria are met for capitalization. The Company has adopted this application and expensed financing costs subject to the capitalization. Under U.S. GAAP, the Company is required to capitalize the amount that would have been theoretically avoided had expenditures not been made for assets which require a period of time to prepare them for their intended use. Capital projects that have had their progress halted would suspend the capitalization of interest and would also delay the accumulation of depreciation during the suspense period.
Capitalized interest for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean Won)	2005		2004
Capitalized interest	~~W~~	48,306	~~W~~	30,195

Depreciation of capitalized interest		(30,352)		(27,640)

Net income impact	~~W~~	17,954	~~W~~	2,555

Under Korean GAAP, organization costs, research and development costs and internal use software costs have been recorded as intangible assets and amortized over a period not exceeding 20 years. Under U.S. GAAP, organization costs as well as research and developments costs are generally expensed as incurred. In addition, certain costs incurred for software developed for internal use, U.S. GAAP requires that costs incurred in the preliminary project stage be expensed as incurred. External direct costs such as material and service, payroll or payroll related costs for employees who are directly associated with the project, and interest costs incurred when developing computer software for internal use, should be capitalized and amortized on a straight-line method over the estimated useful life. Training costs, data conversion costs and general administrative costs should be expensed as incurred.
U.S. GAAP reconciliation adjustments for the capitalization and amortization of intangible assets for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean Won)	2005		2004
Net income impact	~~W~~	(7,398)	~~W~~	(403)

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(e) Capitalized repairs
Under Korean GAAP, repair costs associated with the Company’s furnaces are expensed as incurred, regardless of the nature of the expenditure. U.S. GAAP requires that repairs that extend an asset’s useful life or significantly increase its value be capitalized when incurred and depreciated. Routine maintenance and repairs are expensed as incurred. No repair costs have been capitalized as of June 30, 2005 and December 31, 2004 and 2003 under Korean GAAP. Depreciations of capitalized repairs carried forward from prior periods have been recorded.
(f) Guarantees
Under Korean GAAP, the guarantor is required to disclose guarantees, including indirect guarantees of indebtedness of others. Under U.S. GAAP, the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002. As of June 30, 2005, the guarantees issued or modified after December 31, 2002 by the Company for the repayment of loans amounts to ~~W~~ 198,388 million, excluding guarantees issued either between parents and their subsidiaries or between corporations under common control (Note 17). The Company has recognized the fair value of liabilities amounting to ~~W~~ 2,976 million and ~~W~~ 2,956 million as of June 30, 2005 and December 31, 2004, respectively.
(g) Stock Appreciation Rights
Under Korean GAAP, the intrinsic value method for awards that call for settlement in cash, shares, or a combination of both measures compensation at the end of each period as the amount by which the moving weighted average of quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price. The moving weighted average of quoted market value is calculated based on the weighted average market price of last one week, last one month and last two months of each period. Under U.S. GAAP, accounting for stock appreciation rights requires compensation for awards that call for settlement in cash, shares, or a combination of both to be measured at the end of each period as the amount by which the quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price.
The compensation costs, in accordance with U.S. GAAP, for stock appreciation rights granted to employees and executives recognized for the six-month periods ended June 30, 2005 and 2004, are as follows:

(in millions of Korean Won)	2005		2004
Stock compensation expense	~~W~~	16,150	~~W~~	(6,661)

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(h) Investment Securities
Under Korean GAAP, if the fair value of an investment permanently declines compared to its acquisition cost as evidenced by events such as bankruptcy, liquidation, negative net asset values and cessation of operations, the carrying value of the debt or equity security is adjusted to fair value, with the resulting valuation loss charged to current operations. If the fair value of the security subsequently recovers, a gain is recognized up to the amount of previously recognized impairment loss. In addition, available-for-sale securities, including securities that are not publicly traded, are reported at fair value. Securities that are not publicly traded and which the fair value cannot be reasonably measured are recorded at acquisition cost. In accordance with Koran GAAP, the Company has recorded certain securities that are not publicly traded at fair value based on discounted cash flows of investees with resulting valuation losses being charged to capital adjustments.
Under U.S. GAAP, declines in fair value of individual investments below their cost that are other-than-temporary result in write-downs of the investments’ carrying value to their fair value. In addition, U.S. GAAP prohibits gain recognition based on subsequent recoveries of previously impaired investments. Equity securities without readily determinable market value are accounted for as cost method investments and carried at cost less impairment if any.
Information with respect to available-for-sale debt and equity securities as of June 30, 2005 and December 31, 2004, is as follows:
Available-for-Sale Securities:

(in millions of Korean Won)	2005		2004
Book value	~~W~~	2,185,104	~~W~~	2,261,620
Unrealized gains and losses		51,782		47,272
Permanent impairment loss		(32)		(3,190)

Fair value (Korean GAAP)		2,236,854		2,305,702

Other-than-temporary impairment		(56,885)		(48,399)

Fair value (US GAAP)	~~W~~	2,179,969	~~W~~	2,257,303

(i) Deferred Income Taxes
In general, accounting for deferred income taxes is substantially the same between Korean GAAP and U.S. GAAP. The Company is also required to recognize the additional deferred tax effects that result from differences between the reported Korean GAAP and U.S. GAAP amounts. In addition, effective from the period beginning after December 31, 2004, Korean GAAP requires the presentation of the income tax effect allocated to components of other comprehensive income as U.S. GAAP.

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(j) Deferred taxes in accordance with U.S. GAAP
The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities as of June 30, 2005 and December 31, 2004, computed under U.S. GAAP, and a description of the financial statement items that created these differences are as follows:

(in millions of Korean Won)	2005		2004
Deferred tax assets:
Fixed asset revaluation	~~W~~	28,023	~~W~~	30,705
Capitalized foreign exchange losses		1,986		3,071
Investment securities		76,666		69,822
Loss on valuation of equity method investments		78,752		78,145
Impairment loss on fixed assets		129,353		129,135
Impairment loss on investment securities		22,622		221,337
Allowance for doubtful accounts		49,601		32,148
Allowance for severance benefits		113,030		69,913
Depreciation expense		17,862		17,299
Capital expenditures		10,477		9,489
Research and development expense		14,354		9,804
Deferred taxes related to OCI		219,144		—
Others		117,193		132,133

Total deferred tax assets		879,063		803,001

Deferred tax liabilities:
Earnings from equity-method investees		93,163		159,545
Reserve for repairs		135,025		137,394
Accrued income		2,654		3,453
Reserve for technology		380,581		367,283
Capitalized repairs		1,691		2,485
Capitalized costs		86,647		78,876
Deferred taxes related to OCI		3,489		71,788
Others		347,704		101,061

Total deferred tax liabilities		1,050,954		921,885

Net deferred tax liabilities	~~W~~	171,891	~~W~~	118,884

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
33. Additional Information in Accordance with U.S. GAAP
(a) Basis of Presentation
These unaudited interim financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.
(b) Comprehensive income
Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, comprehensive income and its components are required to be presented under the provisions of SFAS No.130, Reporting Comprehensive Income. Comprehensive income includes all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to owners, including certain items not included in the current year’s results of operations. Comprehensive income for the six-month periods ended June 30, 2005 and 2004, is summarized as follows:

(in millions of Korean Won)	2005		2004
Net income, as adjusted, in accordance with U.S GAAP	~~W~~	2,595,158	~~W~~	1,249,359
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(8,170)		(26,917)
Unrealized gains (losses) on investments		(111,581)		356,020

Comprehensive income, as adjusted, in accordance with U.S. GAAP	~~W~~	2,475,407	~~W~~	1,578,462

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
Accumulated other comprehensive income as of June 30, 2005 and 2004, is summarized as follows:

	Foreign currency		Unrealized		Accumulated other
	translation		gains (losses) on		comprehensive
(in millions of Korean Won)	adjustments		investments		income
Balance, January 1, 2004	~~W~~	103,286	~~W~~	(255,742)	~~W~~	(152,456)
Foreign currency translation adjustments, net of tax benefit of ~~W~~10,210 million		(26,917)		—		(26,917)
Unrealized losses on investments, net of tax benefit of ~~W~~(135,042) million		—		356,020		356,020

Current period change		(26,917)		356,020		329,103

Balance, June 30, 2004	~~W~~	76,369	~~W~~	100,278	~~W~~	176,647

Balance, January 1, 2005	~~W~~	11,536	~~W~~	177,723	~~W~~	189,259
Foreign currency translation adjustment, net of tax benefit of ~~W~~4,376 million		(8,170)		—		(8,170)
Unrealized gains on investments, net of tax expense of ~~W~~67,412 million		—		(111,581)		(111,581)

Current period change		(8,170)		—		(119,751)

Balance, June 30, 2005	~~W~~	3,366	~~W~~	66,142	~~W~~	69,508

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(c) Fair value of financial instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
(i)	Cash and cash equivalents, short-term financial instruments, trading securities, trade accounts and notes receivable, trade accounts and notes payable, and short-term borrowings

The carrying amount approximates fair value due to the short-term nature of those instruments.

(ii)	Investment Securities

The fair value of market-traded investments such as listed company’s stocks, public bonds and other marketable securities are based on quoted market prices for those investments. Investments in non-listed companies’ stock, for which there are no quoted market prices, estimate of fair value is based on acquisition cost less impairment if any.

(iii)	Long-Term loans, trade account and notes receivable

Loans receivable, accounts and notes receivable are reported net of specific and general provisions for impairment as well as present value discount factor. As a result, the fair values of long-term loans approximate their carrying values.

(iv)	Long-Term debt

The fair value of long-term debt is based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow model is used based on the current rates for issues with similar maturities.
The estimated fair values of the Company’s financial instruments stated under Korean GAAP as of June 30, 2005 and December 31, 2004 are summarized as follows:

(in millions of Korean Won)	2005				2004
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
Cash and cash equivalents	~~W~~	637,959	~~W~~	637,959	~~W~~	486,370	~~W~~	486,370
Short-term financial instruments		565,763		565,763		640,988		640,988
Trading securities		2,576,885		2,576,885		2,689,593		2,689,593
Trade accounts and notes receivable, including long-term loans		3,536,876		3,536,876		3,374,219		3,374,219
Investment securities		2,317,822		2,317,822		2,345,076		2,345,076
Short-term borrowings		955,976		955,976		657,541		657,541
Trade accounts and notes payable		1,249,456		1,249,456		1,082,299		1,082,299
Long-term debt, including current portion		2,609,007		2,677,194		3,096,727		3,184,984

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
(d) Minority interest
Minority interests in consolidated subsidiaries are disclosed within the shareholders’ equity section of the balance sheet. Under U.S. GAAP, minority interests are recorded between the liability section and the shareholders’ equity section in the consolidated balance sheet.
(e) Classification differences
Under Korean GAAP, certain income and expense items considered as non-operating or extraordinary would be considered as operating items under U.S. GAAP. In addition, Korean GAAP does not require cash balances that are restricted in use to be separately disclosed. Under U.S. GAAP such restricted cash balances would need to be separately presented on the face of the balance sheet. Cash and cash equivalents in the statements of cash flows include restricted cash balances under Korean GAAP. U.S. GAAP requires cash and cash equivalents to be presented net of restricted cash. Under Korean GAAP, non-marketable equity securities are included as available-for-sale securities, and under US GAAP, non-marketable equity securities are not considered available-for-sale securities. Both Korea GAAP and US GAAP carried such securities at cost less impairment if any. These reclassifications including other insignificant classification differences would have no impact on the shareholders’ equity, net income or earnings per share amounts reported under U.S. GAAP.
(f) Non-GAAP financial measure
Korean GAAP requires certain disclosures that are considered non-GAAP financial measure under U.S. GAAP.
(g) Segment
The following table provides information on reconciliation of net income of each operating segment of the consolidated subsidiaries from Korean GAAP to U.S. GAAP for the six-month period ended June 30, 2005:

							Reconciling
(in millions of Korean won)	Steel		Trading		Others		adjustments		Consolidated
Net income under Korean GAAP	~~W~~	2,498,895	~~W~~	16,595	~~W~~	66,908	~~W~~	—	~~W~~	2,582,398

Adjustments		18,970		(151)		(6,059)		—		12,760

Net income under U.S. GAAP	~~W~~	2,517,865	~~W~~	16,444	~~W~~	60,849	~~W~~	—	~~W~~	2,595,158
The following table provides information on reconciliation of total assets of the company from Korean GAAP to U.S. GAAP as of June 30, 2005:

(in millions of							Subtotal before		Reconciling		US GAAP
Korean won)	Steel		Trading		Others		elimination		adjustments		adjustments		Consolidated
Segments’ total assets	~~W~~	24,706,830	~~W~~	1,079,583	~~W~~	4,090,444	~~W~~	29,876,857	~~W~~	(4,096,067)	~~W~~	13,854	~~W~~	25,794,644

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
The following table provides information on the significant items in total assets of each operating segment of the consolidated subsidiaries as of June 30, 2005:

							Reconciling
(in millions of Korean won)	Steel		Trading		Others		adjustments		Consolidated
Investments under Korean GAAP	~~W~~	4,038,133	~~W~~	301,250	~~W~~	699,086	~~W~~	(2,362,315)	~~W~~	2,676,154
Adjustments		124,985		(1,836)		(15,489)		—		107,661

Investments under U.S. GAAP		4,163,118		299,414		683,597		(2,362,315)		2,783,815

Property, plant and equipment under Korean GAAP	~~W~~	10,948,106	~~W~~	221,255	~~W~~	624,342	~~W~~	(755,273)	~~W~~	11,038,430
Adjustments		135,937		—		—		—		135,937

Property, plant and equipment under U.S. GAAP	~~W~~	11,084,043	~~W~~	221,255	~~W~~	624,342	~~W~~	(755,273)	~~W~~	11,174,367

34. Recent Accounting Pronouncements
U.S. GAAP
In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The statement replaces SFAS 123, supersedes Accounting Principles Board (“APB”), Opinion No 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in the first fiscal year beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.
In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.
In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations. This interpretation clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations. Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional thus a liability for the fair value of the conditional asset retirement obligation should be recognized if the fair value of the liability can be reasonably estimated. The uncertainty about the timing and method of settlement should be factored into the measurement

POSCO and Subsidiaries
Notes to Unaudited Consolidated Financial Statements
June 30, 2005 and 2004, and December 31, 2004
of the liability when sufficient information exists. The Company adopted FIN 47 for the six months ended June 30, 2005. Adoption of FIN 47 did not have a material impact on its results of operations and disclosures.
Korean GAAP
In March 2005, the Korean Accounting Standards Boards (“KASB”) issued Statements of Korean Financial Accounting Standards (“SKFAS”) No. 18, “Interests in Joint Ventures”. This statement provides the definition of joint venture which requires an investor to recognize assets, liabilities, revenue and expenses related to its investment on a joint venture. Under SKFAS No. 18, joint venture may be classified into one of the following types; joint venture business, joint venture assets or joint venture corporation, and an investor should apply SKFAS No. 15, “Investments in Associates” correspondingly for its investment on joint venture corporation. The provisions of this standard are effective prospectively for joint ventures beginning on or after December 31, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.
In March 2005, the KASB issued SKFAS No. 19, “Lease accounting”, which supersedes pre-KASB standard of “Accounting Standards for Lease Industry”. Under SKFAS 19, lease transactions that the risk and benefit from the ownership of the leased property is de facto transferred to the lessee should be classified as a finance lease, and an operating lease otherwise. The classification should be determined by substance of a transaction and lease of real estate also are subject to the statements as other property leases. The provisions of this standard are effective prospectively for lease transactions beginning on or after December 31, 2005. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 18, 2005

POSCO

By:	/s/ Cho, Jae-Ku

Name:	Cho, Jae-Ku
Title:	General Manager of
Finance Management Department